04039950

9

P.E.
8/2/04

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

For the month of August, 2004
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

* Submitted solely to provide the attached annual report.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Information furnished on this form:

Annual Report of NEC Corporation for the fiscal year ended March 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Fujio Okada
General Manager, Legal Division

Date: August 3, 2004

Empowered by Innovation NEC

NEC CORPORATION

Annual Report 2004

Year ended March 31, 2004

Challenge

Take the Challenge
—Driving the Next Phase of Growth

Today, significant changes are reshaping our markets as we move closer to the ubiquitous networking society. Customers are seeking still more innovative and sophisticated solutions, opening up numerous business opportunities for NEC, whose strengths encompass IT, networking and semiconductors.

In this climate, NEC will take the challenge of driving the next phase of growth, building on the accomplishments of structural reforms and utilizing expertise and advanced technological development skills amassed from experience based on a firm commitment to customer satisfaction (CS).

Through these actions, NEC aims to improve corporate value and meet—and exceed—the expectations of our shareholders, customers, regional communities and all other stakeholders.







CAUTIONARY STATEMENTS:

The statements in this annual report with respect to NEC's current plans, strategies and beliefs, as well as other statements that are not historical facts, are forward-looking statements. Forward-looking statements include, but are not limited to, those using words such as "believes," "anticipates," "expects," "intends," "plans," "forecast," and "strategy" and words of similar meaning. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, (i) general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; (ii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; (iii) NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and (iv) movements of currency exchange rates, particularly the rate between the yen and the U.S. dollar, in which NEC makes significant sales.















CONTENTS

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2003 and 2004

	In millions of yen			In thousands of U.S. dollars	Percent change
	2002	2003	**2004**	**2004**	2004/2003
For the year:					
Net sales	¥5,101,022	¥4,695,035	**¥4,906,821**	**$47,180,971**	4.5%
Income (loss) before income taxes	(461,183)	61,496	**160,546**	**1,543,712**	161.1
Income (loss) before cumulative effect of accounting change	(309,425)	(24,558)	**41,078**	**394,981**	–
Net income (loss)	(312,020)	(24,558)	**41,078**	**394,981**	–
Per share of common stock (in yen and U.S. dollars):					
Basic:					
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	**23.67**	**0.23**	–
Net income (loss)	(188.63)	(14.85)	**23.67**	**0.23**	–
Diluted:					
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	**21.93**	**0.21**	–
Net income (loss)	(188.63)	(14.85)	**21.93**	**0.21**	–
Cash dividends	6.00	–	**6.00**	**0.06**	–
At year-end:					
Total assets	5,010,883	4,103,300	**4,044,342**	**38,887,904**	–1.4
Shareholders' equity	564,915	358,444	**711,460**	**6,840,962**	98.5
Net interest-bearing debt	1,881,933	1,142,748	**674,256**	**6,483,231**	–41.0
Number of employees	141,909	145,807	**143,393**		–1.7

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥104=U.S.$1.
2. Net interest-bearing debt is interest-bearing debt (short-term borrowings, current portion of long-term debt and long-term debt) less cash and cash equivalents.

NET SALES


(Billion ¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
00 01 02 03 04

NET INCOME (LOSS)


(Billion ¥)
60
30
0
–30
–330
00 01 02 03 04

NET INCOME (LOSS) PER SHARE OF COMMON STOCK (DILUTED)


(¥)
40
20
0
–20
–200
00 01 02 03 04

SHAREHOLDERS' EQUITY


(Billion ¥)
1,000
800
600
400
200
0
00 01 02 03 04

TO OUR SHAREHOLDERS

In fiscal 2004, ended March 31, 2004, NEC achieved growth in net sales and positive net income for the first time in three years. We also made progress improving our balance sheet, laying a stronger foundation for executing our growth strategies. NEC Electronics Corporation was listed publicly and NEC established a powerful framework for concentrating on each key business domain: NEC Corporation on the IT/Network Solutions business, and NEC Electronics Corporation on the Semiconductor Solutions business. In anticipation of further growth in leading-edge IT/Network Solutions markets, we also conducted a stock offering to procure the funds needed to invest in growth fields and build a robust financial structure resilient to changes in market conditions.

NEC would like to take this opportunity to thank all shareholders for your understanding of these actions. To meet your expectations, NEC is working to drive further growth and improve earnings.



HAJIME SASAKI
Chairman of the Board

AKINOBU KANASUGI
President

OVERVIEW OF OPERATIONS IN FISCAL 2004

In fiscal 2004, NEC's consolidated net sales increased 5% to ¥4,906.8 billion ($47,181 million). On the earnings front, NEC restored profitability—operating income*1 improved sharply to ¥182.7 billion ($1,757 million) and net income reached ¥41.1 billion ($395 million), lifted by top-line growth, cost savings and other factors. Driving NEC's overall performance was a significant increase in mobile handset sales. The Semiconductor Solutions business also turned in a solid performance. Meanwhile, due to the benefits of structural reforms, NEC saw substantial improvement in the performance of previously unprofitable businesses, such as fixed-line communications systems, PC and display businesses. This contributed to NEC's higher earnings in fiscal 2004.

In light of the recovery in earnings, NEC has decided to resume paying dividends. The cash dividends applicable to fiscal 2004 was set at ¥6 ($0.06) per share.

REBUILDING A SOUND FINANCIAL STRUCTURE

NEC took a number of actions to reinforce its balance sheet in fiscal 2004. Key actions included improving asset efficiency by strengthening supply chain management, while selling assets and listing subsidiaries. We also procured ¥186.2 billion ($1,790 million) from capital markets through stock offering. Through these initiatives, NEC lowered net interest-bearing debt*2 by 41% compared with the previous fiscal year-

NET INCOME (LOSS)



(Billion ¥)
(%)
60
30
0
–30
–330
2
1
0
–1
–7
00 01 02 03 04

■ Net income (loss)
▭ Net income (loss) to net sales

NET INTEREST-BEARING DEBT



(Billion ¥)
(times)
2,000
1,500
1,000
500
0
4
3
2
1
0
00 01 02 03 04

■ Net interest-bearing debt
▭ Net debt-equity ratio

SHAREHOLDERS' EQUITY



(Billion ¥)
(%)
1,000
800
600
400
200
0
25
20
15
10
5
0
00 01 02 03 04

■ Shareholders' equity
▭ Shareholders' equity ratio

(For the years ended March 31)


NEC and
group companies
NEC Electronics
and group companies
IT/Network
Solutions
Business and
technology
synergies
Semiconductor
Solutions
IT
Solutions
Network
Solutions
System LSIs
Discrete
Compound semiconductors

end. Moreover, shareholders' equity substantially increased, owing to the stock offering, amendments of pension plan and improved net income. The shareholders' equity ratio*3 and net debt-equity ratio*4 improved to 17.6% and 0.95 times, respectively.

FOCUSING ON CORE DOMAINS

NEC has adopted a policy of advancing strategies in its core domains—the IT/Network Solutions and Semiconductor Solutions businesses—that fit the distinctive characteristics of each business. Guided by this policy, NEC has reorganized the Semiconductor Solutions business. In November 2002, semiconductor businesses centered on system LSI were separated from NEC Corporation and established as NEC Electronics. This new company was listed publicly in July 2003, enabling it to procure funds directly from capital markets.

*1 Operating income, as used in this annual report, is calculated by deducting cost of sales, selling, general and administrative (SG&A) expenses from net sales, and adding to that amount a subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million.
*2 Net interest-bearing debt is interest-bearing debt (short-term borrowings, current portion of long-term debt and long-term debt) less cash and cash equivalents.
*3 Shareholders' equity ratio is shareholders' equity divided by total assets.
*4 Net debt-equity ratio is net interest-bearing debt divided by shareholders' equity.

Meanwhile, as previously mentioned, NEC Corporation is concentrating on the IT/Network Solutions business and continued to spin off non-core businesses in fiscal 2004: the entire DRAM business was transferred to Elpida Memory, Inc.*5; a basic agreement was reached to sell the plasma display business to Pioneer Corporation; and the organic electroluminescent (EL) display business was sold to a joint venture partner.

GROWTH STRATEGIES FOR IT/NETWORK SOLUTIONS

In the IT/Network Solutions field, we will drive growth and earnings in Japan, while expanding globally in fields where NEC can fully leverage its track record and leading-edge technologies developed at home.

In Japan, NEC will reinforce its systems integration (SI) business, which serves a broad customer base. Key themes are bolstering consulting capabilities and growing the outsourcing business. NEC's strength lies in the construction of large-scale systems grounded on highly reliable networking technology proven in businesses targeting communications service operators. We are also looking to seize on promising opportunities presented by IP*6-based enterprise networks, e-municipalities and municipality consolidation projects as well as other developments.

The two pillars of global expansion at NEC are the mobile handset business and the SI business. In the former, NEC will establish a strong presence in the 2.5G*7 mobile handset business in China and other markets around the world, tapping its expertise acquired in Japanese market such as through i-mode handsets for NTT DoCoMo, Inc. At the same time, NEC aims to capture a leading position in the 3G mobile handset field by building an operating base, focusing on handset sales to Hutchison Whampoa Group, one of the first companies to roll out 3G services overseas. In the SI business, NEC will specialize in solutions that play to its strengths and expand business by concentrating on growth markets in Asia including China.

Through these growth strategies, NEC is targeting an operating margin of 7%, ROE (net income to shareholders' equity) of 15% and a net debt-equity ratio of 0.5 times over the medium term.

*5 Elpida Memory is an affiliated company of NEC accounted for by the equity method.
*6 IP (Internet Protocol) enables communication where there are no connections intermediated by a conventional switching system, as exemplified by the exchange of data via the Internet. IP-based communication is less costly because information can be sent without occupation of communications lines.
*7 Based on 2G mobile communications technologies similar to those used by NTT DoCoMo's i-mode service, 2.5G handsets provide users with access to the Internet.

IN CLOSING

In Japan, driven by consumer demand, the development of the broadband and mobile market is progressing ahead of the rest of the world. Now, uptake among enterprises is quickening, opening up immense opportunities. We are positioned uniquely as we have outstanding competitiveness in our three core domains—the IT Solutions, Network Solutions and Semiconductor Solutions businesses. By capturing synergies among these three domains, NEC aims to deliver on its growth strategies and lift earnings.

We ask for your continued support and understanding as we endeavor to meet your expectations.

June 22, 2004

Hajime Sasaki
Chairman of the Board

Akinobu Kanasugi
President


Take the Challenge

FISCAL 2004, ENDED MARCH 31, 2004, IN REVIEW

Q:

What is your assessment of NEC's accomplishments in fiscal 2004?

A:

In fiscal 2004, I believe that NEC built a strong foundation for realizing our growth strategies.

At the beginning of fiscal 2004, NEC set two key objectives—reshape its earnings base to generate ¥180 billion ($1,730 million) in operating income*; and improve its balance sheet to regain the trust of the capital markets. We made every effort to achieve these objectives. Supported by the results of structural reforms we have implemented, we delivered operating income of ¥182.7 billion ($1,757 million), an increase of ¥61.8 billion year on year. Our financial structure also improved. As of March 31, 2004, the shareholders' equity ratio had climbed sharply to 17.6% from 8.7% a year ago, and net interest-bearing debt was reduced by 41% from a year earlier. So not only did we achieve our initial goals but we also laid a strong foundation for our next phase of growth.

* Operating income, as used in this annual report, is calculated by deducting cost of sales, selling, general and administrative (SG&A) expenses from net sales, and adding to that amount a subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million.

AKINOBU KANASUGI, *President, NEC Corporation*

Biography

1941 Born in Kanagawa Prefecture, Japan.
1964 Graduated from Faculty of Technology, Keio University.
1967 Received the degree of Master of Business Administration, the University of California, Los Angeles.
Joined NEC. Responsible for marketing and business planning in the computer business for approximately 10 years; contributed significantly to earnings growth in the SI business thereafter.
1999 Senior Vice President; responsible for supervision of all SI businesses.
2000 Company President of NEC Solutions (April);
Executive Vice President (June).
2003 President (March).

President Kanasugi's hobbies include golf, walking and travel. In his student days, he was a weightlifter.

But we still face challenges. We're expecting competition to heat up. And we need to stay on top of rapid technological innovation. While tackling these, NEC will not let up in continuing to make a concerted effort to improve its earnings.

Q:

How did NEC change during your first year in office?

A:

The shift from an in-house company system to a flat, business line structure has rapidly increased cross-fertilization among internal units.

The April 2003 removal of barriers posed by in-house companies has resulted in greater cross-fertilization among internal units. By sitting down together and discussing things openly, NEC has evolved to the point where it can commercialize products that fuse our strengths in IT and networking technologies, transcending organizational barriers. And the delegation of greater authority across a broader management level has greatly energized our entire workforce under the leadership of younger directors.

ON THE STOCK OFFERING

Q:

What was the objective of NEC's stock offering in fiscal 2004?

A:

The objective was to procure funds to rapidly build a strong financial base for NEC's next stage of growth.

More than half of the funds will be allocated in support of growth strategies of core businesses, while the remainder will be used to repay interest-bearing debt to bolster our balance sheet. The funds will not be used for non-core businesses.

I believe management has a duty to meet the expectations of shareholders by steadily executing growth strategies so as to improve earnings per share over the medium term.

BUSINESS ENVIRONMENT

Q:

How do you view NEC's business environment going forward?

A:

In my view, the advent of ubiquitous* presents immense opportunities for NEC.

I believe that 2004 will mark the first year of the full-fledged advent of ubiquitous networking. In Japan, there are currently over 14 million subscribers using broadband (high-speed, high-capacity communications networks). Japan is also at the forefront in equipping mobile handsets with advanced features such as Internet access and built-in cameras. In the future, NEC can expect new opportunities to emerge as ubiquitous networking weaves its way deeper into the fabric of society. Demand for semiconductors will also continue to expand, benefiting from synergies among IT, telecommunications and digital home appliances. In these ways, the outlook for NEC's business environment is bright over the medium term.

* Ubiquitous
This concept refers to the ability to access the Internet and other information networks any time, any where.

Q:

What is NEC's core competence?

A:

It's the fact that NEC has three core businesses—the IT Solutions, Network Solutions and Semiconductor Solutions businesses—where it can capture synergies in the ubiquitous networking field.

Q:

Please outline your thinking behind NEC's mid-term growth strategy, including numerical targets.

A:

The main thrust is to achieve growth in Japan, while leveraging leading-edge home-grown technologies to capitalize on new growth opportunities.

NEC is targeting an operating margin of 7%, ROE of 15% and a net debt-equity ratio of 0.5 times over the medium term.

Our first step is to achieve solid growth in Japan. Specifically, NEC will work to cement its earnings base leveraging strengths in its SI. At the same time, we aim to strengthen our consulting capabilities and grow outsourcing businesses. We drive the development of the solutions business based on networking technologies such as broadband office solutions and large-scale network solutions.

In parallel with these steps, we will strive to expand our operations globally, leveraging leading-edge technologies proven at home. Another key priority will be to create new markets that help to make the ubiquitous networking society a reality.

Through these measures, we are targeting an operating margin of 7%, ROE of 15% and a net debt-equity ratio of 0.5 times.

Take the **Challenge**

NEC'S MID-TERM GROWTH STRATEGY

1. **Drive solid earnings growth, focusing on the world-leading Japanese market**
   - Build a stable earnings base centered on SI
   - Drive the development of the solutions business based on networking technologies
   - Reinforce platform business
2. **Create and seize new growth opportunities**
   - Expand businesses globally by leveraging leading-edge technologies proven in Japan
   - Deliver solutions that spur on the advent of a full-fledged ubiquitous networking society

MID-TERM TARGETS:
an operating margin of 7%, ROE of 15% and a net debt-equity ratio of 0.5 times



NEC & IFS STRENGTHEN PARTNERSHIP IN GLOBAL SOLUTIONS BUSINESS (MARCH 29TH, 2004)
Left: Akinobu Kanasugi, President, NEC Corporation
Middle: Mikael Lindström, Ambassador, Embassy of Sweden, Tokyo, Japan
Right: Bengt Nilsson, Executive Deputy Chairman, Industrial and Financial Systems, IFS AB

Q:

Please explain NEC's approach to global business expansion.

A:

NEC will leverage its strong track record and competitive advantages in Japan to steadily expand its businesses globally.

The first pillar supporting global expansion is our mobile handset business. Taking full advantage of home-grown cutting-edge technologies, NEC is focusing exclusively on high-value-added handsets, while building close relationships with communications service providers. Another priority is to step up the use of contract manufacuturers in China to minimize the risk of inventory surpluses arising due to sudden market fluctuations. Over the medium term, we aim to raise mobile handset unit shipments overseas to approximately 2.5 times the level in fiscal 2004.

The second pillar is our solutions business. We are focusing the fast-growing Asia including China market by providing solutions such as verification and security solutions, and solutions for the manufacturing and distribution sectors where we have proven competitive advantages in Japan. To this end, rather than advance all businesses on our own, we will also collaborate with partner companies, where necessary.

Through these measures, NEC aims to raise overseas sales to approximately 30% of sales over the medium term, compared with 24% in fiscal 2004.

Q:

What are NEC's strengths relative to its competitors?

A:

NEC's first-rate technological expertise in both IT and networking gives us a huge advantage over competitors.

We are seeing growing demand for open mission critical systems (OMCS), highly reliable, large-scale information systems that can operate 24 hours, 365 days a year without interruption. These systems can only be constructed by companies with highly sophisticated technological expertise in both IT and networking technology. Although there are many companies with outstanding technologies in either of these fields, I believe NEC is the only company with first-rate expertise in both.



NTT DoCoMo's i-mode gateway system 'CiRCUS.'
A prime example of NEC's integrated IT/Network Solutions

STRUCTURAL REFORMS

Q:

How are NEC's structural reforms progressing?

A:

I believe that NEC's structural reforms of unprofitable businesses are now largely complete.

NEC has structurally reformed businesses that had previously posted large losses, such as the DRAM, display, PC and fixed-line communications systems businesses. Actions have included integrating unprofitable businesses with other companies, divestitures and realignment within the NEC group. Consequently, the profitability of these businesses sharply improved in fiscal 2004 from the previous fiscal year. So I think NEC is close to completing reforms of these businesses.

GROUP MANAGEMENT

Q:

Do you plan to continue listing NEC subsidiaries?

A:

NEC has no plans to list any more subsidiaries involved in core businesses at this time (June 2004).

NEC has actively encouraged its subsidiaries to go public, from the viewpoint that listing preparations would strengthen subsidiaries' businesses and lead to improved EPS (earnings per share) and shareholder value. This strategy achieved a measure of success, as seen in the July 2003 listing of NEC Electronics Corporation, for instance.

The listing of NEC System Technologies, Ltd. in September 2003 brought to an end the listing of subsidiaries involved in core businesses. With regard to the listing of subsidiaries in the future, however, we are prepared to flexibly reconsider our approach from the standpoint of improving shareholder value.

CORPORATE CULTURE

Q:

How do you feel about NEC's corporate culture?

A:

I'd like to embed the spirit of challenge in the company's DNA.

It is imperative that NEC transform its corporate culture, or the DNA that scripts its business activities, to achieve further growth. Making that happen requires that each employee meet his or her own personal challenge. I call upon all employees to take on new challenges.

I feel that our corporate culture has been grounded on a technology-driven ethic. This is a key asset of NEC that I intend to emphasize in the future too. However, to keep pace with the diversifying and fast-changing needs of today's marketplace, it is equally vital that NEC foster a strong market-driven culture.

CORPORATE GOVERNANCE

Q:

Many Japanese companies have adopted a U.S. model of corporate governance by switching to the "Company with Committees" system. Meanwhile, there are still many Japanese companies that are performing well under their own governance frameworks. What are your thoughts on corporate governance at NEC?

A:

I believe that corporate governance means fulfilling two basic responsibilities—clarifying accountability to investors and ensuring transparent and sound management.

NEC has been proactively strengthening corporate governance, taking actions such as introducing a corporate officer system, reforming its Board of Directors, and establishing the Management Advisory Committee and the Compensation Committee.

I don't believe that adopting a U.S. model of corporate governance, such as the "Company with Committees" system, is the only choice for Japanese companies. NEC's corporate governance structure, based on its Board of Corporate Auditors, has proven sufficiently effective, so it is this structure that I'd like to strengthen in the future.

I believe it is essential that NEC work as a company to reinforce accountability and disclosure, to ensure still more transparent and sound management.

IN CLOSING

Q:

What can investors expect from NEC?

A:

NEC's growth strategies for the ubiquitous networking society, and its ability to establish new markets hold much promise for investors.

(June 2004)



Take the Challenge

BASIC POLICY OF CORPORATE GOVERNANCE

NEC recognizes that strengthening corporate governance, consistently practiced, is essential to maximizing corporate value. NEC is committed to further strengthening corporate governance based on the basic policies of ensuring transparent and sound management; expediting decision-making and business execution; clarifying accountability; and offering timely, appropriate and fair disclosure.

NEC'S CORPORATE GOVERNANCE STRUCTURE

NEC's corporate governance structure is centered on the Board of Directors and the corporate auditors. NEC believes this structure provides it with the best opportunity to fulfill its governance responsibilities.

In April 2000, NEC introduced the Corporate Officer system, transferring substantial authority from the Board of Directors to corporate officers. This move clarified responsibility, facilitating rapid decision-making and business execution.

NEC has also been taking actions to improve the transparency and soundness of management. Key actions have included appointing outside directors, establishing the Management Advisory Committee and Compensation Committee, and engendering closer cooperation among NEC's corporate internal auditing section, the corporate auditors and independent auditors.

Board of Directors

As of June 22, 2004, the Board of Directors consisted of 15 members, including 3 outside members.

The Board of Directors meets every month and holds extraordinary meetings when urgent decisions are required. At meetings, directors deliberate and approve corporate management plans, as well as other important issues such as funding plans, investments and business reorganizations. Issues of particular importance are discussed prior to Board meetings by the Executive Committee.


GENERAL MEETING OF SHAREHOLDERS
Elect and Dismiss
Elect and Dismiss
Elect and Dismiss
Audit
Management/
Supervision
Independent Auditors
Cooperate
CORPORATE AUDITORS (Board of Corporate Auditors)
Audit
BOARD OF DIRECTORS (Directors)
Advise/Propose
MANAGEMENT ADVISORY COMMITTEE
Deliberate/Report
COMPENSATION COMMITTEE
Cooperate
Supervise
Cooperate
CORPORATE AUDITING BUREAU
EXECUTIVE COMMITTEE
BUSINESS PROGRESS COMMITTEE
(Corporate Officers)
Internal Audits
Business Execution
Business Units

NEC has also established the Management Advisory Committee and Compensation Committee to enable the Board of Directors to better fulfill its corporate governance responsibilities. The **Management Advisory Committee** was established to incorporate external views in discussions of a wide range of management issues, including the NEC group's medium-term management strategy and the nature of corporate governance. The committee consisted of members including outside members who provide management expertise and experience from relevant fields.

The **Compensation Committee** was established to review the executive remuneration system, from an objective standpoint, and deliberate on the appropriate level of compensation for directors and corporate officers. As of June 22, 2004, the committee consisted of 5 members, 2 of whom are from outside the NEC group.

Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the General Meeting of Shareholders and act independently of directors with responsibility to monitor conformity of all actions of directors with applicable laws and regulations. NEC had 2 full-time auditors and 3 auditors from outside the NEC group as of June 22, 2004. The Board of Corporate Auditors meets once a month, and holds extraordinary meetings as necessary. Audit activities include attending important corporate meetings, requesting business reports from directors and corporate officers, and examining subsidiaries. Corporate auditors also request additional reports as needed from the corporate internal auditing section and independent auditors, further improving the effectiveness of audits through enhanced cooperation.

Corporate Auditing Bureau

NEC has established the Corporate Auditing Bureau to function as a corporate internal auditing section. Working closely with corporate auditors and the independent auditors, the Corporate Auditing Bureau monitors whether business activities are executed in an appropriate and reasonable manner in conformity with management policies, applicable laws and regulations, and internal rules and standards, while proposing improvements to various business units.

RISK MANAGEMENT

In a fast-changing business environment, NEC believes that properly managing the various risks it faces is essential to consistently preserving and raising corporate value.

Accordingly, NEC has instituted certain actions to ensure adequate risk management. To mitigate the risks related to management strategy decisions, such as to form alliances or implement structural reforms, relevant divisions at NEC carefully analyze risks and formulate appropriate countermeasures to mitigate risks. Issues of particular importance are thoroughly deliberated by the Executive Committee and other entities before they are presented to the Board of Directors. Once approved, progress toward business targets and results are continuously monitored. NEC is also building risk and crisis management frameworks that cover day-to-day operations, establishing specialist risk management divisions to deal with risks associated with business execution, such as quality control issues, other threats to business and unforeseen disasters.

To support these activities, NEC has formulated and set forth basic principles in the NEC Group Charter of Corporate Behavior and NEC Group Code of Conduct. These basic principles are made known throughout the NEC group. NEC has also established a system for officers and employees to consult on issues that are, or that may be, in violation of this Code to parties both inside and outside the company, without fear of detrimental treatment.

NEC is committed to further strengthening corporate governance with the view to maximizing corporate value.

* For more information on corporate governance at NEC, please visit http://www.nec.co.jp/profile/en/governance.html

DIRECTORS AND CORPORATE AUDITORS

(As of June 22, 2004)

DIRECTORS



HAJIME SASAKI
Chairman of the Board

AKINOBU KANASUGI
President



From left:

KAORU YANO
Senior Executive Vice President and Member of the Board

TOSHIRO KAWAMURA
Senior Executive Vice President and Member of the Board

SHUNICHI SUZUKI
Senior Vice President and Member of the Board

TSUTOMU NAKAMURA
Senior Vice President and Member of the Board

KAZUMASA FUJIE
Senior Vice President and Member of the Board

From left:

KAZUHIKO KOBAYASHI
Senior Vice President and Member of the Board

KONOSUKE KASHIMA
Senior Vice President and Member of the Board

YASUO MATOI
Senior Vice President and Member of the Board

IWAO FUCHIGAMI
Senior Vice President and Member of the Board

SABURO TAKIZAWA
Senior Vice President and Member of the Board





From left:

TOSHIO MORIKAWA
Member of the Board
(Advisor, Sumitomo Mitsui Banking Corporation)

KOICHI KIMURA
Member of the Board
(Special Advisor, Daiwa Institute of Research Ltd.)

AKIRA UEHARA
Member of the Board
(President, Taisho Pharmaceutical Co., Ltd.)

CORPORATE AUDITORS

TATSUO SAKAIRI

SHIGEO MATSUMOTO

TSUNEO KABE
(Attorney at Law, Ishizawa, Kô & Sato)

SHINICHI YOKOYAMA
(President and Chief Executive Officer, Sumitomo Life Insurance Company)

MUNEO SHIGEMATSU
(Member of the Board, The Seiyu, Ltd.)

Business Overview

BUSINESS SEGMENTS

COMPOSITION OF SALES (FY2004) | SALES (INCLUDING INTERSEGMENT SALES) | SEGMENT PROFIT

The IT Solutions business provides systems integration that includes software and hardware such as computers, mainly to government agencies and enterprises.


43%


(Billion ¥)
2,500
2,000
1,500
1,000
04


(Billion ¥)
120
90
60
30
0
02
03
04

NETWORK SOLUTIONS BUSINESS

COMPOSITION OF SALES (FY2004) | SALES (INCLUDING INTERSEGMENT SALES) | SEGMENT PROFIT

The Network Solutions business provides network integration relating to the broadband and mobile communications field, mainly to enterprises and communications service providers.


36%


(Billion ¥)
2,000
1,500
1,000
500
04


(Billion ¥)
80
60
40
20
0
02
03
04

ELECTRON DEVICES BUSINESS

COMPOSITION OF SALES (FY2004) | SALES (INCLUDING INTERSEGMENT SALES) | SEGMENT PROFIT (LOSS)

The Electron Devices business provides semi-conductors, color LCDs, electronic components, etc., mainly to equipment manufacturers.


19%


1,000
800
600
400
04


(Billion ¥)
100
50
0
−50
−150
02
03
04

(For the years ended March 31)

Systems Integration	Software	Computer Platforms	Personal Solutions
Systems Integration (Systems Construction, Consulting)	Operating Systems	PC Servers	Personal Computers
Outsourcing	Middleware	UNIX Servers	Personal Communication Equipment
Maintenance and Support	Application Software	Supercomputers	Internet Services "BIGLOBE"
		Mainframe Computers	
		Workstations	
		POS Systems	
		Storage	


VALUMO-ware




BIGL BE

Broadband (Fixed-line Communications Systems)	Mobile	Social Infrastructure
Backbone Networking Systems	Mobile Handsets	Broadcasting Systems and Video Equipment
Access Networking Systems	Mobile Communications Systems (Base Transceiver Stations, Core Network)	Control Systems
Enterprise Networking Systems	Microwave Communications Systems	Aerospace and Defense Systems
(VoIP Systems, IP-PBX Systems, SDH Systems, WDM Systems, DSLAMs, Optical Components, Routers/Switching Systems)	Satellite Communications Systems	
	Wireless Access Systems	







Semiconductors	Displays, Electronic Components and Others
System LSIs (For Use in Communications Equipment, PCs and Peripherals, Consumer Electronics, Automotive and Industrial Machineries)	Color LCD Displays
Discretes	Capacitors
Optical and Microwave Devices	Relays
	Lithium-ion Rechargeable Batteries


NEC
9222DS
411A



BUSINESS SEGMENTS

IT SOLUTIONS BUSINESS

The greatest strength of NEC in the IT Solutions business is its technology for constructing open mission critical systems (OMCS*). In fiscal 2004, ended March 31, 2004, we leveraged this strength to successfully complete several large projects. By further sharpening its system construction skills and enhancing its cost competitiveness, NEC aims to achieve steady growth and higher profitability.

* Large-scale, highly reliable information systems that must function without interruption 24 hours, 365 days of the year.


NEC
NEC
NEC

FISCAL 2004 RESULTS

○ **Constructed Open Mission Critical Systems (OMCS)**

○ **Improved profitability in the PC business**

FISCAL 2004 RESULTS

Market Conditions and Results

The domestic IT market, as a whole, remained weak during fiscal 2004, while there were signs that IT investment appeared to improve, especially among large companies, in light of higher corporate earnings and rebounding share prices, this did not translate into a full-fledged market recovery. More than ever, customers reviewed the cost of IT investments. The downward pressure on prices that was previously applied mainly to servers, PCs and other hardware affected software and IT services. By industry sector, there was firm growth in demand from the manufacturing and distribution sectors of private industries and the public sector, but sluggish investment continued in the financial services sector and among telecommunications service operators.

In this business climate, the IT Solutions business recorded sales of ¥2,098.9 billion ($20,182 million), remaining at almost the same level as previous fiscal year. Segment profit fell 13% to ¥91.8 billion ($883 million) year on year.

Open Mission Critical Systems (OMCS) Construction

The main highlights of fiscal 2004 included the completion in April 2003 of "CiRCUS," NTT DoCoMo, Inc.'s i-mode gateway system, one of the largest OMCS in the world, and in June 2003 of BankingWeb21, an accounts system for Yachiyo Bank, LTD. and the first core banking system in Japan to be based entirely on UNIX.

In other news, October 2003 saw the construction of an information system for realizing e-government in Kawasaki City, and an e-procurement system, the first for a major city (government-designated) in Japan.

These accomplishments show NEC's considerable technological capabilities in OMCS.

Improved Profitability in PC Business

NEC has carried out far-reaching structural reforms of its PC business (as shown in the table) since its profitability worsened in the second half of fiscal 2001, ended March 31, 2001 due to declining demand. The benefits of these reforms led to reductions in fixed costs and materials expenses. Moreover, the business has been strengthened by the launch of new products featuring leading-edge technologies, including SoundVu, which plays back realistic sound through a display, and a water-cooled system with lower operating noise. Customer support has also been enhanced.

As a result of these actions, NEC achieved a sharp turnaround in profitability in the PC business in fiscal 2004 compared with fiscal 2003.

GROWTH STRATEGIES

Core Competencies

NEC's IT Solutions business has three core competencies. The first is expertise for constructing OMCS. Quick to spot the trend in systems integration (SI) toward open system environments, we have concentrated our resources in this field. Open systems have several advantages: they make it easier to connect systems among companies, construction leadtimes are shorter and they can be operated at a comparatively lower cost. We have built up sophisticated technologies and know-how through our experience in constructing many core systems in this field.

Summary of PC Business Structural Reforms

Fiscal Year		Countermeasures
Fiscal 2002, ended March 31, 2002	First Phase	• Integrated and realigned development and production sites in Japan • Sold the laser printer business to Fuji Xerox
Fiscal 2003, ended March 31, 2003	Second Phase	• Started procuring finished PCs from China • Introduced a new value chain management system that virtually integrates sales, production and component suppliers • Converted NEC Gunma from a development and manufacturing center into a base for PC defect assessment, repair and recycling
Fiscal 2004, ended March 31, 2004		• Established NEC Personal Products, a new PC business company that integrates manufacturing and sales activities

The second strength is a base of more than 100,000 customers, which are well-balanced across different industries. Approximately 65% of orders for SI projects come from existing customers. This shows that continually understanding customer needs is vital to securing new orders in the SI field.

The third core competence is platform technologies, including fundamental technologies. We have very competitive products, such as servers and storage systems with advanced networking technologies. Offering solutions with the best combination of high-performance, highly reliable proprietary products and global-standard products in response to customer demands is one of NEC's major advantages over competitors, especially independent systems integrators who do not have their own hardware.

Responding to Customer Needs

Leveraging NEC's core competencies as described above, we aim to secure new business, concentrating on markets with firm demand. In the public sector, we target the e-government, e-local government market and the consolidation of municipalities. We also target leading companies in industries actively investing in IT. Furthermore, by enhancing our consulting capabilities, we intend to meet higher-level customer needs, such as reforming business processes and creating new business models using IT. Moreover, we provide solutions that respond to diversified customer needs such as outsourcing.

Pursuing Further Cost Reductions

NEC is redoubling efforts to lower costs in response to downward pressure on prices from customers and higher costs accompanying the increasing sophistication and complexity of technology. In other words, NEC is strengthening top management-led project management (reviewing progress on a project by project basis), and effectively re-using Java technologies and other assets the company has developed. We are first in Japan to obtain a Capability Maturity Model Integration (CMMI) level five rating, the top level. CMMI is an international standard index for the maturity level of software development. By utilizing this CMMI know-how across the company, we aim to reform software development processes to bring costs down. Further cost reductions will be achieved by increasing the number of off-shore resources in China and India over the mid-term to 1.5 times the number in March 2003.

Global Business Expansion

NEC is expanding its global business by achieving steady growth focused on profitability. We will offer solutions in markets where we have proven strengths and experience in Japan, and where we are competitive overseas. These include solutions for the manufacturing and distribution sectors and security field, using identification technology. The main focus area is on Asia including China, where we expect strong growth.

By steadily advancing this growth strategy, we aim to increase profitability and establish NEC as the top vendor of IT solutions in the ubiquitous networking society.

CORE COMPETENCIES OF THE IT SOLUTIONS BUSINESS

- **Technologies for constructing Open Mission Critical Systems (OMCS)**
- **Well-balanced customer base (more than 100,000 customers)**
- **Advanced proprietary platform technologies, including fundamental technologies**

HIGH CUSTOMER SATISFACTION

- **8th Customer Satisfaction Survey, July 28, 2003 Edition of *Nikkei Computer***

The NEC group ranked third or better in 12 of the 17 survey categories

PCs and servers (Service category)	1st
RDB (Relational database) software (Proprietary OS category)	2nd
Systems construction-related services (Manufacturing category)	3rd
Systems operation-related services (Manufacturing category)	3rd

Photo:
TATSUYA OTA
Assistant Manager, OMCS Sales Department
Communications Solution Division
Carrier Solutions Operations Unit



Empowered by Innovation
NEC

Take the Challenge

Q: Mr. Ota, what did you feel were NEC's strengths in the "CiRCUS" project for NTT DoCoMo?

A: "CiRCUS" is one of the world's largest open mission critical systems, supporting more than 40 million i-mode subscribers. The customer naturally required us to meet extremely high standards of reliability, but the system was completed on schedule with all project members pulling together to resolve the various issues that were faced during construction of such a complex and large system.

Through this project, I greatly feel that NEC's greatest strength is its systems construction capabilities, which are supported by the passion and great efforts of every member in this project team.

BUSINESS SEGMENTS

NETWORK SOLUTIONS BUSINESS


N900i
12:05

In fiscal 2004, ended March 31, 2004, the Network Solutions business achieved top-line growth mainly driven by mobile handsets, and sharply improved earnings primarily due to structural reforms of the fixed-line communications systems business. NEC's main strengths in the Network Solutions business are its technologies and track record in Japan, a world-leading market for broadband and mobile network technologies.

Looking ahead, the Network Solutions business will pour its energy into offering leading-edge solutions to enterprises in Japan, aiming to expand business globally, focusing on the mobile Internet area.



FISCAL 2004 HIGHLIGHTS

○ Expanded the overseas mobile handset business

Shipment volume of mobile handsets:

Approx. 15.5 million units
(approx. 30% for overseas markets)

Approx. 1.6-fold yoy increase
(overseas: approx. 5-fold increase)

○ Restored profitability in the fixed-line communications systems business

Established a strong presence in growth fields by:

Carrying out structural reforms; and strengthening the ability to propose a range of solutions.

FISCAL 2004 RESULTS

In fiscal 2004, the Network Solutions business posted sales of ¥1,775.7 billion ($17,074 million), an increase of 13% year on year, on a strong performance by the mobile handset business both in Japan and overseas. Segment profit nearly doubled year on year to ¥67.9 billion ($653 million), as the Network Solutions business reaped the benefits of a recovery in the profitability of the fixed-line communications systems business.

Growth of New Markets

In the field of fixed-line communications systems, investment in backbone communications networks by communications service providers worldwide remained lackluster. In Japan, however, the number of broadband (high-speed, high-capacity) Internet subscribers topped the 14 million*1 mark, and communications service providers invested in broadband access networks*2. We are also seeing stronger demand from enterprises for the construction of intracompany networks that can harness the power of broadband technologies.

In the field of mobile communications systems, in Japan, the number of subscribers to NTT DoCoMo, Inc.'s third generation (3G) mobile communications service, FOMA, had exceeded 3 million by March 2004, pointing to a rapid shift from existing 2.5G*3 services. Meanwhile, in overseas markets, high-end mobile handsets with advanced functions such as built-in cameras and mobile Internet connectivity gained popularity.

Expanding the Overseas Mobile Handset Business

Fiscal 2004 marked the start of a major drive to expand the mobile handset business overseas leveraging NEC's technologies and track record built up in Japan. First, NEC won cumulative orders for approximately 6 million 3G handsets from Hutchison Whampoa Group, which has launched 3G services in several countries including the UK and Italy, and has begun full-scale delivery. For the Chinese market, NEC developed and supplied handsets with built-in cameras representing the culmination of its very best technologies, to China Mobile Communications Corporation, the country's largest mobile communications service provider. These handsets include pendant-shaped handsets and the world's smallest and thinnest*4 business-card shaped handsets. For communications service providers offering the i-mode service in overseas markets, NEC had delivered approximately 2 million i-mode handsets on a cumulative basis by March 31, 2004.

In Japan, NEC recorded strong sales of N505iS, which is a handset model for NTT DoCoMo fitted with NEC's first mega-pixel camera*5. Further, NEC promoted the spread of FOMA service, whose infrastructure has been greatly upgraded to accommodate full-scale use. In June 2003, NEC unveiled a dual-mode handset, which is compatible with 2.5G and FOMA services in Japan, and in February 2004 began supplying N900i handsets, which boast a higher performance than 2.5G handsets in terms of lightness and battery life for both continuous communication and standby, as well as applications.

Profitability Restored in Fixed-line Communications Systems Business

In the fixed-line communications systems business, NEC reallocated human resources and narrowed down products developed in-house. We also strengthened our ability to propose a range of solutions, including network system integration solutions. We have also established ourselves as a top supplier in Japan in the fields of access networks and VoIP*6, which promises growth in the future. At the same time, by realigning manufacturing facilities, an action that included production innovation initiatives, and raising the efficiency of product development processes, we have reduced fixed costs and other expenses. These ongoing structural reforms resulted in a significant improvement in profitability in the fixed-line communications systems business.

<Track record of overseas mobile handset shipments>

2.5G handsets including i-mode	*KPN Mobile (The Netherlands), E-Plus (Germany), BASE (Belgium), Bouygues (France), FET (Taiwan), Telefónica Móbiles España (Spain), AT&T Wireless (U.S.), Wind (Italy), TIM (Italy), China Mobile (China)*
3G handsets	*Hutchison Whampoa Group (UK, Italy, Hong Kong, and so on)*

*1 Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan (As of March 31, 2004).
*2 Access networks connect the facilities of communications service providers to subscribers.
*3 2.5G refers to services and mobile handsets that provide users with Internet access using existing second generation (2G) mobile communications technologies. An example is NTT DoCoMo's i-mode service.
*4 Source: NEC Corporation (As of March 18, 2004). Handsets are 85mm wide, 54mm long and 8.6mm thick, and weigh 70g. For use as a mobile handset, excluding data card types and PHS.
*5 Mega-pixel cameras have a resolution of 1 million pixels or more.
*6 VoIP (Voice over Internet Protocol) refers to technology for sending and receiving voice data over IP networks such as the Internet or intranets.

CORE COMPETENCIES OF THE NETWORK SOLUTIONS BUSINESS

- **Reliability and track record based on strong technological skills in the field of communications systems**
- **The ability to propose a range of solutions to the networks of enterprises making use of our know-how in IT field**
- **Front-running technological skills in 3G handsets and infrastructure systems**

GROWTH STRATEGIES

Overseas Mobile Handset Business: a Key Growth Pillar

In the mobile handset business, NEC will continue to focus on high-end mobile handsets and differentiate by rolling out new products that fit the strategies of communications service providers. We are holding down fixed costs by outsourcing the production of handsets for overseas markets to contract manufacturers in China. In this manner, we are promoting our overseas mobile handset business, making it adequately responsive to any changes. In the medium term, NEC plans to sell a substantially greater number of units of mobile handsets overseas, aiming to increase shipment volume to 2.5 times the level recorded in fiscal 2004.

China is an especially important market. It is home to immense potential demand for mobile handsets, including 3G, and also has a wealth of outstanding technologies and skilled human resources. There, we will further expand product planning and development capabilities, while strengthening global supply chain management with the view to expanding operations worldwide.

In the 3G business, NEC's greatest strengths are its technological expertise in both handsets and infrastructure systems, and its track record in providing fully operational commercial systems worldwide. Working with the Hutchison Whampoa Group, a key partner in the 3G field, NEC aspires to play a significant role in promoting the spread of 3G services worldwide and developing them further.

Meanwhile, in Japan, NEC intends to hold on to its No.1 market share in mobile handsets, leveraging its product development skills and the strong NEC brand to take advantage of the spread of the full-scale use of 3G services. And we will implement additional cost-cutting measures to enhance our ability to generate earnings.

Strengthening the Solutions Business Targeting Japanese Enterprises

In Japan, the growth of broadband Internet has prompted enterprises to look beyond using these technologies to merely lower communications costs. They are now paying attention to new types of intra- and inter-company networks, which realize more efficient communications, productive operations and new business opportunities. In light of these developments, NEC has made solutions targeting Japanese enterprises the prime focus for the fixed-line communications systems business for the near term. In January 2004, we opened NEC Broadband Solutions Center, in Shinagawa, Tokyo, where NEC's system engineers and sales persons are immersing themselves in a leading-edge broadband Internet environment, including IP phones[*7], Web conferencing[*8] and so on. This will give NEC the ability to develop more useful applications and better ways to use these technologies, which we will deliver as solutions to our customers.

NEC aims to strengthen its operating base in Japan, which leads the world in both broadband and mobile technologies, and to play a part in the development of a ubiquitous networking, broadband and mobile, society all around the world.

MARKET POSITION

No.1: Mobile Handsets 23.6%
(unit sales CY2003, Japan)
Source: Gartner Dataquest (April 2004) GJ04297

No.1: W-CDMA (3G) Infrastructure Base Stations
(cumulative commercial shipment volume as of Sep. 30, 2003, worldwide)
Source: NEC based on the research of MultiMedia Research Institute, Inc.

No.1: SIP Servers (VoIP Servers)
(shipment volume FY2004, Japan)
Source: NEC

No.1: IP-PBXs 31.0%
(shipment value FY2004/1H, Japan)
Source: MultiMedia Research Institute, Inc.

No.1: Backbone Facilities for Digital Terrestrial TV Broadcasting
(shipment volume FY2004, Japan)
Source: NEC

*7 IP phones refer to telephone networks structured over IP networks such as the Internet or intranets. An example of VoIP.
*8 Web conferences take place on PCs and so on using IP networks such as the Internet and intranets, enabling users to share the documents and run the conference with checking participants on screen.

Photo:
HIROMITSU MEZAKI
Assistant Manager
Enterprise Solutions Operations Unit
Broadband Solutions Business Unit
At NEC Broadband Solutions Center (Shinagawa)



Take the Challenge

Q: What types of projects are you involved with?

A: I was responsible for constructing an IP telephony system at the new head office of Mitsubishi Heavy Industries, Ltd. in Shinagawa, Tokyo. This is Japan's largest IP telephony system fully based on IP. Remaining in close contact with the customer for some 10 months during construction, NEC delivered a system that satisfies our customer's requirements.

Q: How will you apply the experience you gained at NEC Broadband Solutions Center?

A: At NEC Broadband Solutions Center, employees work anywhere they want by carrying an IP phone and laptop PC linked to a wireless network. Leveraging state-of-the-art broadband technologies, this center is a paperless office where all documents are managed electronically, and conferences are held online. This experience highlights the strengths and weaknesses of broadband technologies in real situations and will help to make us best qualified to make proposals that are optimally suited to our customers.

BUSINESS SEGMENTS

ELECTRON DEVICES BUSINESS

The core business of the Electron Devices business is the Semiconductor Solutions business. In fiscal 2004, ended March 31, 2004, NEC largely completed structural reforms of unprofitable businesses in this segment, and sharply improved its profitability. These structural reforms saw NEC sell unprofitable businesses and utilize external capital. By concentrating resources on the Semiconductor Solutions business, NEC aims to drive steady earnings growth and maximize its corporate value.


NEC JAPAN
D61181F1
040312805


NEC
CB-90
by UX6

Separation and Listing of NEC Electronics Corporation

In July 2003, NEC Electronics Corporation, a subsidiary responsible for NEC's Semiconductor Solutions business, was listed on the Tokyo Stock Exchange. The objective of the public listing is to facilitate rapid decision making and establish a strong financial structure that matches the nature of the semiconductor business and places the company in a better position to compete globally as a pure-play semiconductor company.

For more details on NEC Electronics, please visit http://www.necel.com

HIGHLIGHTS OF FISCAL 2004

- **Grew electron device markets and key areas of focus**
- **Achieved sharp turnaround in segment profit**
- **Largely completed structural reforms of unprofitable businesses**

FISCAL 2004 ACCOMPLISHMENTS

Market Conditions and Results

In fiscal 2004, the electron devices market continued to expand, driven mainly by strong demand for consumer electronics. An upturn in PC demand, growing demand for mobile handsets, and Japan's rapid uptake of digital consumer electronics, such as flat panel TVs, digital cameras and DVD recorders, underpinned favorable market conditions for semiconductors and electronic components.

In this business climate, NEC's Electron Devices business recorded sales of ¥932.2 billion ($8,963 million), largely unchanged from the previous fiscal year. This reflects strong sales of semiconductors for mobile handsets and digital consumer electronics, such as DVD recorders, and plasma displays and other applications, offset by the complete transfer of DRAM business to Elpida Memory, Inc.*1 and the downsizing of some unprofitable color LCDs for certain applications. The Electron Devices business restored profitability with segment profit of ¥54.3 billion ($522 million), sharply reversing the previous fiscal year's segment loss of ¥2.3 billion. Driving earnings was first and foremost the shift to high-value-added products and productivity improvements in NEC's core Semiconductor Solutions business. Another factor was that unprofitable businesses improved their profitability by implementing structural reforms.

Structural Reforms of Unprofitable Businesses

In the Electron Devices business, NEC has taken various actions to restore the profitability of unprofitable businesses outside the core Semiconductor Solutions business. Key actions have included selling businesses and utilizing external capital. With these structural reforms having largely been completed in fiscal 2004, NEC has succeeded in greatly reducing losses coming from these unprofitable businesses.

In recent years, NEC has been progressively transferring its DRAM business to Elpida Memory, a joint venture with Hitachi, Ltd. In fiscal 2004, this integration process was completed, after all production operations were transferred to the joint venture. Meanwhile, Elpida Memory has procured capital of approximately ¥170 billion mainly from third parties in fall 2003 to meet its funding requirement for ramping up production capacity, taking its first steps toward complete autonomy. Hereafter, NEC will be involved in the DRAM business only as a shareholder of Elpida Memory.

In displays, NEC has reached a basic agreement to sell its plasma display business to Pioneer Corporation in a move to facilitate further expansion and growth of this business. In the color LCD business, NEC reduced production of unprofitable products and established a joint venture*2 with SVA (Group) Co., Ltd., taking a minority interest of 25%. This joint venture represents a new business model that generates royalties for NEC from the licensing of elemental technologies related to general purpose LCDs for PCs and monitors.

In electronic components and other businesses, NEC has built a solid earnings structure by continuously implementing structural reforms, such as transferring production overseas.

The chart below shows the product categories of NEC's Electron Devices business following the above structural reforms.

STRATEGIES FOR FUTURE GROWTH

Focusing on Semiconductor Solutions Business and Generating Synergies with IT/Network Solutions Business

The Semiconductor Solutions business is positioned as a core business alongside the IT/Network Solutions business.

Semiconductors ultimately determine the performance and value of finished products, such as digital consumer electronics and communications equipment. NEC's Semiconductor Solutions business delivers

Realignment of the Electron Devices Business



Fiscal 2003
Fiscal 2004
Fiscal 2005
Core Business
Semiconductors
Unprofitable Businesses
DRAMs
Completed transfer to Elpida Memory
Color LCD Displays
For industry
General purpose
Established joint venture
Plasma Displays
Sell business (planned)
Electronic Components and Others

(As of June 22, 2004)

*1 Elpida Memory is NEC's affiliated company accounted for by the equity method.
*2 The joint venture, Shanghai SVA NEC Liquid Crystal Display Co., Ltd., is NEC's affiliated company accounted for by the equity method.

CORE COMPETENCIES OF THE SEMICONDUCTOR SOLUTIONS BUSINESS

- ○ **Product lineup resilient to changes in any single industry**
- ○ **Strong relationships with customers**
- ○ **Vertically integrated semiconductor manufacturer with own R&D expertise and manufacturing facilities**

distinctive, leading-edge technologies to customers who want to enhance the performance and competitiveness of their products. At the same time, the Semiconductor Solutions business also underpins the competitiveness of NEC's IT/Network Solutions business, by developing new system LSIs that meet the latter's exacting technical requirements, and has helped the IT/Network Solutions business introduce new, cutting-edge products ahead of the competition. Indeed, the IT/Network Solutions and Semiconductor Solutions businesses have collaborated on numerous projects. These include the Earth Simulator, a supercomputer system that NEC helped to develop, recordable DVD drives for PCs and third generation (3G) mobile handsets, as well as a prototype mobile handset that can receive terrestrial digital broadcasts.

Establishing Competitive Advantages and Steadily Expanding Earnings in Semiconductor Solutions

The Semiconductor Solutions business has the following core competencies.

The first is a balanced product mix in all main product categories, such as semiconductors for communications equipment, and computers and peripherals. This makes the Semiconductor Solutions business resilient to changes in any single industry.

The second core competence is its strong relationships with world-leading customers, and the three solutions that support them. The first solution is Advanced Technology Solutions, which provide the high-performance, customized LSIs that customers require. The second solution is System Solutions, the provision of systems for customers seeking to stand out in their respective industries. The third solution is Platform Solutions for general-purpose products that must be developed and produced at low cost with short lead times. Leveraging these three solutions, proposals are made that satisfy customer requirements at the product planning stage. In these and other ways, NEC fosters strong, collaborative relationships with customers at an early stage.

The third core competence is the ability to deliver high-performance semiconductor solutions of unrivalled quality. These solutions are only possible because NEC is a vertically integrated semiconductor manufacturer that combines outstanding design and R&D strengths with its own manufacturing facilities. Through close cooperation between R&D and production activities, NEC strives to develop, manufacture, and deliver high-quality, state-of-the-art system LSIs one step ahead of the competition. By applying the leading-edge technologies and production facilities developed by Advanced Technology Solutions to the other two solutions, System Solutions and Platform Solutions, NEC improves returns on development outlays and facility investments. Going forward, NEC plans to make step by step investments for increasing production capacity to meet growing demand for mobile handsets and digital consumer electronics, which are key areas of focus.

Based on leading-edge proprietary technologies, the Semiconductor Solutions business specializes in system LSIs that provide optimal solutions for customer requirements. NEC will continue to concentrate resources in fields that promise high growth, with the goal of steadily expanding earnings. At the same time, NEC will generate synergies among the Semiconductor Solutions and IT/Network Solutions businesses that raise the value of the entire NEC group.

MARKET POSITION

NEC's Semiconductor Solutions business has world-class technologies and product lineup in system LSIs.

Worldwide Sales Ranking by Major Semiconductor Products CY2003

○ **ASICs** (Application Specific Integrated Circuits)	**4th place**
○ **MCUs** (Microcontroller Units)	**3rd place**
○ **LCD Driver ICs**	**3rd place**

Source: Gartner Dataquest (March 2004) GJ04248 NEC Electronics Market Share Ranking

Left:
HIROE YAMAGUCHI
(responsible for mobile handset development)
System Platforms Research Laboratories, R&D Unit
NEC Corporation

Right:
MASAO WATANABE
(responsible for semiconductor development)
Assistant Manager, Digital Audio/Visual Systems Division
NEC Electronics Corporation



Take the Challenge

Q: What enabled NEC to develop the first prototype mobile handset that can receive terrestrial digital broadcasts?

A: "We were able to achieve this first because the NEC group's semiconductor development and mobile handset teams cooperated closely from the outset of the project."
(Hiroe Yamaguchi)

"The key to developing this handset was designing a semiconductor that can receive TV broadcasts, yet is small enough to be embedded in today's compact and thin 3G handsets. To meet this challenge, we leveraged leading-edge technologies to develop a high-performance, high-quality LSI in an extremely streamlined package."
(Masao Watanabe)

R&D AND INTELLECTUAL ASSETS STRATEGY

NEC views R&D activities and their fruition, intellectual assets, as the wellspring of the NEC group's competitiveness. NEC is engaged in the development of novel technologies that drive significant growth in its core businesses—IT Solutions, Network Solutions and Semiconductor Solutions—as well as Integrated IT/Network Solutions. At the same time, fundamental research at NEC spurs the creation of new businesses. NEC is also strategically utilizing intellectual assets.

STRENGTHENING NEC'S R&D STRUCTURE

In fiscal 2004, ended March 31, 2004, NEC consolidated R&D functions across the company into the newly established R&D Unit in order to commercialize R&D accomplishments in a more rapid and effective manner. This consolidation will strengthen the ability to merge a range of elemental technologies to create new solutions, and also providing those technologies to each business unit. At the same time, it will strengthen R&D in platform technologies, which underpin IT and Network Solutions, allowing it to work more efficiently. Through these efforts, NEC seeks to enhance and accelerate synergies among R&D in solutions, platforms and semiconductors.

In September 2003, NEC established NEC Laboratories China, deploying a global R&D network that consists of bases in Japan, the U.S., Germany and China. By co-owning a database that is accessible at all hours and utilizing research resources in each country, NEC carries out its R&D activities efficiently.

DRIVING FORWARD OUR INTELLECTUAL ASSETS STRATEGY

NEC views intellectual assets such as patents and technological know-how as a key business resource, and is thus working to strategically strengthen its activities ranging from acquiring intellectual assets to their utilization and licensing in order to generate new earnings streams. To this end, NEC established the "Intellectual Asset Operations Unit" in April 2002. NEC has also put in place a framework for advancing its patent strategy across the company, appointing Chief Patent Officers (CPOs) to formulate and execute patent strategies in each business unit.

NEC is promoting the reinforcement of its patent portfolio to enhance the strength in its core businesses. For that purpose, NEC is stepping up efforts to patent its own inventions. In fiscal 2004, we obtained a greater number of patents in the field of mobile communications systems compared with the previous fiscal year. We are also strengthening our patent portfolio by purchasing patents and acquiring licenses from third parties.

On the other hand, NEC is actively promoting and licensing intellectual assets that can be used effectively outside the company as well as in NEC's own businesses, which leads to the creation of new earnings streams. Measures have already been taken to accomplish this goal. In July 2003, NEC established the "Intellectual Assets Website" that offers extensive information on licensing our intellectual assets. In January 2004, "Innovation Center for New Business Creation," a members-only organization, was formed to promote the effective use of intellectual assets across a wide range of industries, and to offer a forum for personnel exchanges.

NEC transformed a range of intellectual property into earnings streams in fiscal 2004. For example, NEC established a new business model in color LCDs based on intellectual assets (see p29), and concluded a license agreement for basic patents related to carbon nanotubes (see p34).

MAIN R&D ACHIEVEMENTS IN FISCAL 2004

Newly Developed Quantum Cryptography System Extends World's Longest Single-Photon Transmission Record to 150km

Contributing to Realizing Secure and Reliable Cryptography Transmissions

In recent years, the emergence of various Internet services has made protecting corporate and personal information exchanged over networks an important issue. But the encryption methods widely used today are premised upon limitations in the calculation capability of computers; therefore, such confidential information is increasingly likely to be deciphered as the calculation capability continues to rise.

In light of this, quantum cryptography is attracting attention as a means of providing absolutely secure encryption through the principles of physics. Quantum cryptography uses the properties of photons, the constituent particles of light, to share secure encryption keys between a sender and receiver. The process relies upon the fact that the properties of photons change when wiretapped. They can therefore exchange messages safely by using the key that is guaranteed not to have been copied by outsiders.

Sophisticated long-distance optical communications technologies are needed to realize quantum cryptography systems. A number of issues have hampered development of such systems, including signal attenuation due to noise and declining photon-detection sensitivity. However, NEC and the Telecommunications Advancement Organization of Japan (TAO)[*1] have developed an original system consisting of a planar lightwave circuit that encodes and decodes optical signals, and succeeded in substantially reducing noise while preserving photon-detection sensitivity. Using this system, NEC has achieved the world's longest single-photon transmission record of 150km. This distance is sufficient to cover Tokyo and surrounding metropolitan areas, marking a significant step toward the realization of a quantum cryptography system.

By developing these technologies, NEC hopes to contribute to realizing highly secure wide-area communications networks, which will ensure a protection for information exchanges, such as bank-to-bank transmissions or those between government agencies.

Developed Switching Technology Called NanoBridge for Semiconductor Circuits Using Metal Ions

A Significant Step Toward Multi-Functional Electronic Equipment

Electronic equipment such as mobile handsets and digital TVs are now, more than ever before, required to be equipped with more sophisticated functions. For example, mobile handsets have the potential to offer many more functions besides standard voice/email communications and Internet access. Voice and video recording and playback, personal identification, GPS functions and digital TV reception are just some examples.


NanoBridge
20μm

The above photo is a switch where NanoBridges are placed at the 4x4 intersection. (The orange circle shows a NanoBridge.)

*1 In April 2004, the TAO was relaunched as the National Institute of Information and Communications Technology (NICT).

One effective way to add more functions to electronic equipment is to develop switching technology that allows multiple functions to be embedded into a single semiconductor chip resident in electronic equipment. However, switches based on conventional technologies have limited applications, because the large surface area of existing switches make them difficult to fit on semiconductor chips, and their electrical resistance slows down operating speeds.

To surmount these problems, NEC, the National Institute for Materials Science, and the Japan Science and Technology Agency have jointly developed a brand new switching technology called NanoBridge. This switch is designed to create or annihilate an electrically conductive channel inside the chip's circuitry by taking advantage of the behavior of metal ions. By changing the direction of the current applied to this circuit, the switch can be turned on or off. This approach enables switches to be much smaller and less resistive resulting in a lower surface area of semiconductor chips to one-tenth their current size, and significantly increasing operating speeds. By skillfully designing circuits that leverage these properties, semiconductor chip circuits become possible to be utilized almost ten times more efficiently, opening the way for a wider variety of applications.

This breakthrough paves the way for realizing high-performance electronic equipment that meets the demands of the marketplace. For compact electronic equipment such as mobile handsets, this technology will make it possible to add and perform a variety of new and sophisticated functions.

NEC will continue to play a significant role in building a ubiquitous networking society—a society where everyone has access to information networks such as the Internet wherever and whenever they want.

STRATEGIC USE OF PATENTS IN FISCAL 2004

Concluded License Agreement for Basic Patents Relating to Carbon Nanotubes

Promoting Greater Use of Carbon Nanotubes, Concentrating on the Development of Industrial Applications

NEC has licensed two basic patents related to the manufacture and sale of carbon nanotubes to Sumitomo Corporation on a non-exclusive basis.

Carbon nanotubes are an entirely new type of carbon-based material discovered by NEC Senior Research Fellow, Dr. Sumio Iijima, in 1991. They are attracting worldwide attention as a central material for nanotechnology*2 with the potential to realize vastly higher performance for electronic equipment. Carbon nanotubes have a number of remarkable physical properties, such as being stronger than steel and releasing electrons very efficiently at low voltage. Carbon nanotubes are expected to find a broad range of applications, such as in fuel cells with extended operating lives, as electron sources for flat panel displays, and as materials for catalysts and absorbents. NEC is currently focusing its R&D on the industrial applications of carbon nanotubes.

Because manufacturing carbon nanotube materials falls outside of NEC's business domains, NEC is looking to conclude strategic licensing agreements to encourage broader uptake of these outstanding new materials. Looking ahead, NEC will continue to contribute to the development of carbon nanotube technologies in both materials and industrial applications.

The atomic structure of carbon nanotubes



*2 One nanometer (1nm) is one-billionth of a meter.

CORPORATE SOCIAL RESPONSIBILITY

In recognition of the importance of corporate social responsibility (CSR), NEC has made, contributing to building a prosperous society, its corporate philosophy. Furthermore, as a responsible corporate citizen, while practicing legal compliance and observance of corporate ethics, we are committed to earning the trust of all stakeholders, including customers, shareholders, business partners, communities and employees, and enhancing corporate value.

Legal Compliance and Observance of Corporate Ethics

NEC believes that legal compliance and observance of corporate ethics are fundamental to fulfilling its social responsibility as a responsible corporate citizen. Accordingly, we provide educational programs for each and every employee on model behavior and its importance, through lectures, intranet-based training and in other ways. Moreover, top management issues messages on corporate ethics to employees to foster a shared understanding among employees of this subject. In a related move, in April 2004, we revised the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct, clarifying the appropriate corporate conduct expected of NEC and its group companies, and the guidelines for appropriate behavior that the officers and every employee must observe, respectively.

* For more details, please visit
http://www.nec.co.jp/csr/en/management/compliance.html

Enhancing NEC's CSR Promotion Framework

NEC has actively promoted CSR practices at each of its relevant organization. In April 2004, we established the **CSR Promotion Unit** to promote CSR activities in a unified manner across the company and its group companies. The **CSR Promotion Committee**, led by the president, was also established to review and promote at company-wide CSR issues from a senior-management perspective. Under this framework, CSR activities will be advanced across the company.

Publication of "CSR Report"

NEC carries out an active disclosure program, placing emphasis on reporting its CSR activities to stakeholders. In a further step to enhance disclosure, in 2004 we plan to publish a "CSR Report" with the goal of presenting a clearer, overall picture of its CSR activities to stakeholders.


Economic, Environmental and Social Perspectives
Enhance Corporate Value
NEC's Principles
Promotion Framework
Stakeholders
Corporate Philosophy
NEC Group Charter of Corporate Behavior
NEC Group Code of Conduct
Communication
CSR Promotion Committee
CSR Promotion Unit Related Sections
Customers
Shareholders
Business Partners
Communities
Employees
and Others
Corporate Governance
Disclosure
Sustainable Development of Society and Corporations

NEC's CSR Promotion Framework

CSR ACTIVITIES IN VARIOUS FIELDS

The primary CSR promotion activities currently underway at NEC are outlined as follows.

Environmental Activities

Environmental management at NEC is aimed at conducting business activities and providing products and services with superior environmental performance in terms of reducing the overall environmental impact, on society, helping the company play a part in building a sustainable, recycling-oriented society. To advance environmental management over the long term and transform businesses, NEC has formulated the "NEC Environmental Management Vision 2010." This vision calls for us to contribute to lowering society's overall carbon dioxide emissions through the application of IT. NEC is taking a number of actions such as reducing the environmental impact of business activities, developing products and proposing solutions that incorporate NEC's environmental technologies. As an example of solutions proposals, NEC has started activities involving proposals to customers based on a comparison of the reduction in carbon dioxide emissions made possible by introducing NEC's IT Solutions and other means with prior methods. Under the slogan of "Ecology Through IT," NEC is making its approach to environmental policy widely known to the general public.

* For more details, please visit
http://www.nec.co.jp/eco/en/

IT、で、エコ
"Ecology Through IT"

For Customer Satisfaction

NEC is aiming to fulfill its corporate social responsibilities by winning the trust and confidence of customers. Numerous actions are being taken in this regard. For example, customer opinions gathered at our Customer Contact Center and other facilities are brought to the attention of operating divisions, who then incorporate those views in the development of still higher value-added products and services.

* For more details, please visit
http://www.nec.co.jp/cs/en/

Member of Dow Jones Sustainability Indexes

FTSE4Good Index Series

MS-SRI

Ratings and Awards From External Organizations

NEC has been highly rated by external organizations for its CSR promotion activities. We have been included in the following Socially Responsible Investment (SRI) indexes.

The Dow Jones Sustainability Indexes (U.S.)
FTSE4Good Index Series (UK)
Morningstar Socially Responsible Investment Index (MS-SRI; Japan)

Employee Relations

NEC manages employee relations based on clear policies that reflect its social responsibilities. While respecting the human rights of every employee, we strive to empower all employees to maximize their talents on the job. Its main initiatives include educational programs focused on self-development; the Lifetime Career Support program, which aims to provide opportunities for long-term personal development; and the Family Friendly Programs to support lifestyles that balance both career and family.

* For more details, please visit
http://www.nec.co.jp/csr/en/employees.html

Financial Section

CONTENTS

FIVE-YEAR SUMMARY

Year ended March 31	In millions of yen 2000	2001	2002	2003	2004	In thousands of U.S. dollars 2004
For the year:						
Sales and other income	¥5,209,891	¥5,591,122	¥5,211,412	¥4,848,632	**¥5,065,310**	**$48,704,904**
Net sales	4,991,447	5,409,736	5,101,022	4,695,035	**4,906,821**	**47,180,971**
Income (loss) before income taxes	30,183	92,323	(461,183)	61,496	**160,546**	**1,543,712**
Provision (benefit) for income taxes	32,484	56,308	(178,173)	58,714	**85,870**	**825,674**
Income (loss) before cumulative effect of accounting change	10,416	56,603	(309,425)	(24,558)	**41,078**	**394,981**
Net income (loss)	10,416	56,603	(312,020)	(24,558)	**41,078**	**394,981**
Capital expenditures	281,639	346,491	200,067	178,734	**173,957**	**1,672,663**
Depreciation	260,942	250,138	234,738	195,594	**178,714**	**1,718,404**
R&D expenses	315,163	344,957	333,632	296,241	**256,668**	**2,467,962**
Per share data (in yen and U.S. dollars):						
Basic:						
Income (loss) before cumulative effect of accounting change	6.40	34.55	(187.06)	(14.85)	**23.67**	**0.23**
Net income (loss)	6.40	34.55	(188.63)	(14.85)	**23.67**	**0.23**
Diluted:						
Income (loss) before cumulative effect of accounting change	6.40	32.17	(187.06)	(14.85)	**21.93**	**0.21**
Net income (loss)	6.40	32.17	(188.63)	(14.85)	**21.93**	**0.21**
Cash dividends	6.00	11.00	6.00	–	**6.00**	**0.06**
At year-end:						
Total assets	4,608,964	4,823,624	5,010,883	4,103,300	**4,044,342**	**38,887,904**
Shareholders' equity	976,853	915,036	564,915	358,444	**711,460**	**6,840,962**
Interest-bearing debt	1,957,190	1,684,259	2,259,705	1,487,093	**1,171,019**	**11,259,798**
Net interest-bearing debt	1,583,223	1,297,424	1,881,933	1,142,748	**674,256**	**6,483,231**
Shareholders' equity ratio (%)	21.2	19.0	11.3	8.7	**17.6**	
Debt-equity ratio (times)	2.00	1.84	4.00	4.15	**1.65**	
Net debt-equity ratio (times)	1.62	1.42	3.33	3.19	**0.95**	
ROE (return on equity) (%)	1.1	6.0	(42.2)	(5.3)	**7.7**	
Number of employees	154,787	149,931	141,909	145,807	**143,393**	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥104=U.S.$1.
2. Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
3. Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
4. Shareholders' equity ratio is shareholders' equity divided by total assets.
5. ROE is net income (loss) divided by average shareholders' equity at beginning and end of year.
6. Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders' equity, respectively.

BUSINESS OVERVIEW

NEC Corporation and our consolidated subsidiaries ("NEC" or "We") is a leading provider of systems, components, services and integrated solutions for computing and communications applications. We are focused mainly on providing reliable solutions to meet complex customer requirements.

Our business is divided into three principal segments, which we call the IT Solutions business, the Network Solutions business and the Electron Devices business.

The IT Solutions business provides systems integration covering a broad range of IT typified by computer systems, Internet-related services, support and software, and also develops, designs, manufactures, and sells computer systems.

The Network Solutions business includes network integration as well as the development, design, manufacture and sale mobile Internet solutions systems such as W-CDMA mobile communications systems and broadband solutions systems, which comprise fixed-line communications systems, mainly for enterprises and communications service providers, and social infrastructure systems such as broadcasting systems.

The Electron Devices business includes the development, design, manufacture and sale of semiconductors, displays, components and other electron devices, mainly to end-product manufacturers.

MAJOR MEASURES AND RESULTS OF THE YEAR UNDER REVIEW

Fiscal 2004 saw NEC restore its profitability largely and move back into the black, after posting net loss in the past two years. Structural reforms of the former unprofitable businesses were largely brought to an end, and the balance sheets was sharply improved. Through these and other actions, NEC has built a strong foundation for executing its growth strategies. NEC has also resumed dividend payments, declaring cash dividends per share of ¥6 ($0.06) for fiscal 2004.

(1) Improving Our Balance Sheets

Improving our balance sheets is one of management's top priorities. NEC has taken a number of actions to reduce interest-bearing debt, improve the debt-equity ratio (interest-bearing debt to shareholders' equity ratio), and streamline assets.

	In billions of yen		In millions of U.S. dollars
As of March 31	2003	**2004**	**2004**
(1) Shareholders' equity	¥ 358.4	**¥ 711.5**	**$ 6,841**
(2) Interest-bearing debt	1,487.1	**1,171.0**	**11,260**
(3) Cash and cash equivalents	344.3	**496.8**	**4,777**
(4) Net interest-bearing debt ((2)–(3))	1,142.7	**674.3**	**6,483**

As of March 31	2003	**2004**
Shareholders' equity ratio*	8.7%	**17.6%**
Debt-equity ratio((2)/(1))	4.15 times	**1.65 times**
Net debt-equity ratio ((4)/(1))	3.19 times	**0.95 times**

* Shareholders' equity ratio is shareholders' equity divided by total assets.

Increased Shareholders' Equity

NEC succeeded in substantially increasing shareholders' equity to ¥711.5 billion ($6,841 million) at March 31, 2004, from ¥358.4 billion at March 31, 2003. The main components of the increase were net income of ¥41.1 billion ($395 million) recorded in fiscal 2004, an increase of ¥185.4 billion due to the stock issuances in fiscal 2004, the transfer of substitutional portion of employee pension fund liabilities. As of March 31, 2004, the amount of minimum pension liability adjustment in accumulated other comprehensive income (loss), a component of shareholders' equity, had improved approximately 40% from a year ago, mainly due to a decrease in the pension benefit obligation through the transfer of substitutional portion of employee pension fund liabilities. The reform of pension plan will minimize the effect of the pension plan on shareholders' equity by reducing NEC's risk exposure to increases in unrecognized benefit obligations that may arise from the gap between actual return on plan assets and interests of benefits to be paid, as well as by shifting plan assets to more stable assets with lower risks through the plan assets portfolio change.

Sharp Reduction in Interest-bearing Debt

As of March 31, 2004, NEC had lowered net interest-bearing debt, which is interest-bearing debt net of cash and cash equivalents, by more than 60% to ¥674.3 billion ($6,483 million), from the peak level of ¥2,055.9 billion at March 31, 1999. This was primarily due to measures implemented to streamline current assets, including inventories, make capital expenditures more efficiently, and realign NEC's asset portfolio through a concentration on core businesses and other actions, as well as the procurement of funds through the listing of NEC Electronics Corporation and other subsidiaries.

Through these and other measures, NEC has sharply improved the shareholders' equity ratio to 17.6%, and the net debt-equity ratio to 0.95 times as of March 31, 2004. The net debt-equity ratio is the ratio of net interest-bearing debt to shareholders' equity. However, NEC believes that the recovery is still insufficient. By executing its medium-term growth strategy, NEC will continue working to increase shareholders' equity through earnings growth.

(2) Improving Profitability

Concentrating Resources in Core Businesses and Improving Operating Results of Unprofitable Businesses

NEC has also poured its energy into improving its cost structure.

NEC is working to improve the profitability by concentrating resources into core businesses where it can leverage competitive advantages. NEC has also focused efforts on implementing structural reforms aimed at improving the profitability of underperforming operations. NEC has taken various initiatives to improve the profitability of non-core businesses, while implementing measures such as introducing third parties' capital and selling businesses. Fiscal 2004 saw these structural reforms improve unprofitable businesses to the point where they can be expected to start making contributions to earnings.

More specifically, NEC reduced personnel, narrowed down product areas developed in-house, and realigned its overseas subsidiaries and took other actions in the fixed-line communications systems operation. In the PC operation, NEC consolidated its previously widely dispersed network of development and production facilities, provided high-value added products and concentrated on providing solutions. Supply chain management was also tightened to respond flexibly to changes in the market conditions. In the color LCD operation, NEC improved profitability by downsizing production of unprofitable products, and established a joint venture company, with SVA (Group) Co., Ltd. This joint venture represents a new business model based on generating royalty income through licensed technologies.

Meanwhile, NEC concluded a memorandum of understanding to sell the plasma display operation to Pioneer Corporation. Further, NEC completed the transfer of the DRAM operation to Elpida Memory, Inc., a joint venture with Hitachi, Ltd., finalizing the process of separating this business. Elpida Memory is implementing measures to build a profitable operating framework, such as focusing on high-value added products and independently procuring funds from third parties to ramp up production capacity.

Cost Structure Improvements

NEC has made effort to improve profitability by concentrating its resources on core businesses and structurally reforming unprofitable businesses. As a result, NEC achieved earnings growth in line with the increase in net sales. On the other hand, cutting cost in response to factors affecting earnings, such as declines in sales price levels and changes in the product mix, emerged as an important theme. NEC's business environment is being transformed by factors that include progress in open-architecture hardware such as servers, intensified price competition, sophisticated functions built into mobile handsets and the construction of leading-edge information systems that combine IT and network technology. In this climate, NEC believes that NEC's ability to adapt to new competitive realities as early as possible will have a significant bearing on its competitiveness. Guided by this thinking, senior management has become actively involved in starting a sweeping review of NEC's entire value chain, which calls for measures to further reduce costs in each stage of operations from development to production and sales.

These cost-cutting measures, especially measures to lower overall material costs and production innovation initiatives, have achieved results. Measures to lower overall material costs have been implemented throughout the company, including such actions as expanding procurement from China and other overseas locations, carrying out development premised on the use of inexpensive materials, reducing the number of suppliers, and standardizing components. Production innovation initiatives at hardware plants have seen the introduction of just-in-time production system in pursuit of greater efficiency exceeding China's cost-competitive labor force.

Furthermore, NEC is actively engaged in development process reforms aimed at reducing costs at this stage. These reforms aim to speed the development process to lower costs and generate first-mover earnings in not only hardware, but also software, SI and other fields. Process reforms are being driven forward throughout the company, including measures to involve senior management in the overall evaluation of projects and formulation of countermeasures to various issues, and improve the productivity of the development activities by standardizing processes.

(3) Stock Issuances and Shift to Growth Strategy

As previously explained, NEC has significantly improved its balance sheets and has taken steps in realigning unprofitable businesses, putting in place the right conditions for the company to fully concentrate on growing its core businesses.

NEC increased its shareholders' equity by ¥185.4 billion ($1,783 million) from a stock issuances in fiscal 2004. These funds will be used to implement NEC's growth strategy, which will leverage its ability to provide a combination of IT and network technology solutions, and to build a strong financial condition resilient to changes in the market.

In the medium-term, NEC will run its businesses with the goal of improving profitability in each segment, and achieving a return on equity ratio (ROE), which is calculated by dividing net income by shareholders' equity, of 15% and debt-equity ratio, which is the ratio of interest-bearing debt to shareholders' equity, of 1 times. To accomplish this goal, NEC will work to generate steady earnings and growth, centered on the domestic market, and move into overseas markets in areas where it already has a proven competitive edge in Japan to capture new opportunities for growth.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of NEC's financial condition and results of operations discuss NEC's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from estimated results.

Management believes that the estimates and assumptions used in applying the following critical accounting policies affect NEC's consolidated financial statements significantly.

Marketable Securities

NEC classifies its marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value of the marketable security is deemed to be other-than-temporary, NEC recognizes an impairment to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, NEC evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. In fiscal 2003, NEC recognized an impairment of ¥27.5 billion mainly due to slumping stock prices. In fiscal 2004, impairment did not have any material effect due to the increase in stock prices. Realized gains or losses on the sale of the marketable securities are based on the average cost of a particular security held at the time of sale.

In fiscal 2003, gross unrealized holding losses in marketable equity securities and debt securities were ¥18.7 billion. However, in fiscal 2004 there were no material gross unrealized holding losses due to the increase in stock prices. These holding losses are not included in the results of our operations because their decline in value was deemed to be temporary as a result of the above evaluation.

Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.

Pension and Severance Plans

NEC recognized costs and liabilities of pension and severance plans that are developed from actuarial valuations. Changes in those costs and liabilities may occur in the future due to changes in assumptions or in the number of employees covered. Inherent in these valuations are key assumptions including the expected long-term rate of return on plan assets and the discount rate.

The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy. A 50-basis point decrease in the expected long-term rate of return on plan assets would have increased our pension costs by approximately ¥3.6 billion in fiscal 2004. NEC assumed that the expected long-term rate of return on plan assets was 4.0% in fiscal 2003 and fiscal 2004. NEC has determined to change expected long-term rate of return on plan assets to 2.5% for calculation of net pension and severance cost for the year ending March 31, 2005.

To determine the discount rate, NEC considers current market conditions. To reflect declining current market interest rates, NEC reduced the discount rate from 3.0% to 2.5% as of March 31, 2004. On a pretax basis, this change resulted in increasing unrecognized actuarial losses and the minimum pension liability adjustment before tax by approximately ¥70.8 billion ($681 million) and ¥67.6 billion ($650 million), respectively.

The unrecognized actuarial loss is being recognized on a straight-line basis over 16 years.

Deferred Tax

NEC currently has deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, both of which will reduce taxable income in the future.

When there is uncertainty regarding realization of deferred tax assets, a valuation allowance is recognized to reduce our deferred tax assets to an amount that is more likely than not to be realized. In determining whether a valuation allowance is required, NEC consider:

—Future earnings potential determined based upon internal forecasts;
—Cumulative pre-tax income excluding special charges during the previous three years;
—Tax planning that are available;
—The extended period of the realization of temporary differences resulting from accrued pension and severance costs, investments in subsidiaries, and other factors; and
—The history of no significant loss carryforwards expiring in the past.

NEC believes that NEC will be able to realize deferred tax assets through future income without additional tax planning. This conclusion is based on not only our estimated future earnings potential, but also on our history of no significant loss carryforwards expiring in the past as well as improved operating results in fiscal 2004.

A significant portion of the deferred tax assets are related to the accrued pension and severance costs and investments. Temporary differences for accrued pension and severance costs will be realized as they are funded or paid although there may be an extended period of realization. In addition, the transfer of substitutional portion of employee pension fund liabilities decreased the unfunded obligation and the related deferred tax assets. Deferred tax assets related to investments will generally be realized by restructurings such as sale or liquidation of the investment.

In the event that market conditions or results of operations improve significantly, and we determine that realization of deferred tax assets in the future in excess of the net recorded amount is more likely than not, an adjustment to the deferred tax assets would increase income in the period in which such determination is made. Likewise, in the event of a deterioration in market conditions or results of operations, in which NEC were to determine that there is additional uncertainty regarding realization of all or part of its net deferred tax assets, an adjustment to deferred tax assets would decrease income in the period such determination was made.

Impairment of Long-Lived Assets

Long-lived assets to be held and used including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

In determining the fair value of the respective assets, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. If these estimates or assumptions change in the future, NEC may be required to record impairment charges.

Goodwill and Other Intangible Assets

NEC adopts Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill and indefinite lives intangible assets and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, SFAS No. 142 prohibits the amortization of goodwill included in the carrying value of investments in affiliated companies accounted for by the equity method.

NEC performs an-annual impairment test in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that assets might be impaired.

NEC performed an-annual impairment test of goodwill as of December 31, 2003, and recognized an impairment of ¥23.0 billion ($221 million) on goodwill related to the IT Solutions business (see Note 7 to consolidated financial statements on page 62).

In performing impairment tests based on a discounted future cash flow approach, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. Although there are inherent uncertainties, estimates and assumptions are consistent with our internal planning. If these estimates or their related assumptions change in the future, NEC may be required to record an impairment charge.

NEC reviews the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

The effect of new accounting standard

NEC adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46 as revised, ("Interpretation No.46"), "Consolidation of Variable Interest Entities" as of March 31, 2004. Interpretation No. 46 requires the consolidation of variable interest entities in which NEC absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

As a result of adopting Interpretation No. 46, NEC deconsolidated NEC Business Trust because it has no variable interest. Accordingly, NEC Trust Originated Preferred Securities was no longer reflected on the consolidated balance sheets and instead the Subordinated Debentures issued to NEC Business Trust were recorded in current portion of long-term debt on the consolidated balance sheets. NEC redeemed these subordinated bonds in June 2004 (see Notes 2, 12 and 25 to consolidated financial statements on pages 56, 69 and 84).

OVERVIEW OF RESULTS

In fiscal 2004, NEC's net sales increased by 5% year on year to ¥4,906.8 billion ($47,181 million). Income before income taxes increased by ¥99.1 billion to ¥160.5 billion ($1,544 million), mainly due to sales growth and improved profitability through the restructuring, as well as a decrease in restructuring charges, gain due to stock issuances by subsidiaries, including NEC Electronics, and gains on the sales of operating facilities through the realignment of NEC's operating organizations.

NEC restored profitability in fiscal 2004, posting net income of ¥41.1 billion ($395 million), a year-on-year increase of ¥65.6 billion.

Net Sales

In fiscal 2004, NEC's consolidated net sales increased 5%, or ¥211.8 billion, to ¥4,906.8 billion ($47,181 million) as compared with the previous fiscal year. This reflects an increase in sales of mobile handsets, optical disc drives, and semiconductors mainly for use in mobile handsets and digital consumer electronics. By geographical location of customers, net sales to Japanese customers increased 2% to ¥3,730.8 billion ($35,873 million). This was mainly attributable to an increase in sales of semiconductors for use in mobile handsets and digital consumer electronics, despite the effects of business realignment and other factors. Overseas sales increased by 12% to ¥1,176.0 billion ($11,308 million), mainly due to the full-fledged start of shipments of mobile handsets to overseas markets and growth in sales of optical disc drives.

Sales denominated in foreign currencies in fiscal 2004, principally, the U.S. dollar and Euro, were ¥1,092.2 billion ($10,502 million), 10% increase as compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 22% of net sales. Fluctuations in exchange rates had a negligible effect on earnings, due to a variety of hedging measures to reduce risks such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

Interest, Gain on Securities Sold, Dividends and Other (Other Income)

Other income in fiscal 2004 was ¥96.5 billion ($928 million), decreased by ¥35.0 billion from ¥131.5 billion in the previous fiscal year. NEC has been improving its balance sheets by realigning its asset portfolio to improve its financial strength. Actions have included such as selling securities of diminished significance and the sales of property, plant and equipment accompanying the realignment of its operating facilities, designed to raise asset efficiency. Consequently, in fiscal 2004, NEC recorded gains on the sale of investments in securities of ¥27.7 billion ($267 million) and gains on the sale of property, plant and equipment of ¥25.9 billion ($249 million), compared with ¥68.6 billion and ¥9.3 billion in the previous fiscal year, respectively.

Gain due to Stock Issuances by Subsidiaries

In fiscal 2004, NEC recognized gain of ¥53.8 billion ($517 million) due to stock issuances by subsidiaries, up ¥31.7 billion over ¥22.1 billion in the previous fiscal year. In fiscal 2003, NEC recorded gain of ¥20.8 billion on the initial public offering ("IPO") of a consolidated subsidiary, NEC Fielding Ltd. In fiscal 2004, the increase in gain due to stock issuances by subsidiaries primarily reflected the IPOs of consolidated subsidiaries NEC Electronics and NEC System Technologies, Ltd (see Note 20 to consolidated financial statements on page 77).

Subsidy Related to Transfer of Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥138,063 Million

In September 2002, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of its contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government from the assets of the pension plans on February 16, 2004 and March 15, 2004, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. NEC accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥8.2 billion ($79 million) through these transactions (see Note 10 to consolidated financial statements on page 65).

Cost of Sales

Cost of sales in fiscal 2004 increased by ¥170.0 billion to ¥3,623.0 billion ($34,836 million) as compared with the previous fiscal year. As a percentage of net sales, cost of sales increased 0.3 percentage points to 73.8%. This increase was mainly attributable to anticipatory investments aimed at responding to new technologies and capturing new customers and markets in the IT Solutions business, despite measures to reduce costs.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses in fiscal 2004 decreased by ¥11.8 billion year on year to ¥1,109.3 billion ($10,667 million). As a percentage of net sales, SG&A expenses decreased 1.3 percentage points to 22.6%. This decrease was mainly attributable to measures to improve efficiency, such as narrowing down R&D expenses to key themes and to reduce operating costs.

R&D expenses decreased by 13% year on year to ¥256.7 billion ($2,468 million), representing 5.2% of net sales. This decrease was mainly reflects measures to narrow down research themes and other steps to more efficiently utilize R&D expenses.

Impairment of Goodwill

NEC performed the annual impairment test of goodwill in the fourth quarter of the year ended March 31, 2004. Due to an increase in competition in the European personal computer market, the forecast for the IT Solutions business in Europe was revised. As a result, NEC recognized an impairment of ¥23.0 billion ($221 million) in the IT Solutions business. The fair value of that reporting unit was estimated using estimated discounted net future cash flows.

Other Expenses

Other expenses in fiscal 2004 decreased by ¥60.8 billion to ¥121.9 billion ($1,172 million). This decrease mainly reflected a decrease of ¥38.2 billion in business restructuring charges. This mainly included charges for workforce reductions and disposal of facilities. Another factor was a decrease of ¥21.7 billion in the loss on sale or impairment of marketable securities and other investments (see Note 21 to consolidated financial statements on page 78).

Income Before Income Taxes

NEC recorded income before income taxes in fiscal 2004 of ¥160.5 billion ($1,544 million), an increase of ¥99.1 billion as compared with the previous fiscal year. This increase was mainly due to a sharp improvement in profitability occasioned by increasing sales of mobile handsets and the shift to high-value-added products in the semiconductor field, and the benefits of structural reforms for the purpose of cost reductions. Another contributing factor was a decrease of ¥38.2 billion in business restructuring expenses, as structural reforms of unprofitable businesses near completion (see Note 21 to consolidated financial statements on page 78).

Equity in Earnings (Losses) of Affiliated Companies

NEC recorded equity in losses of affiliated companies in fiscal 2004 of ¥17.8 billion ($171 million), an improvement of ¥2.7 billion. This mainly attributable to improved net income of affiliated companies involved in equipment of information, communications and measuring.

Net Income

Due to the previously mentioned sharp improvement in income before income taxes, NEC recorded net income of ¥41.1 billion ($395 million), turning around the previous fiscal year's net loss of ¥24.6 billion. Net income per share was ¥23.67 ($0.23).

Comprehensive Income (Loss)

NEC recorded comprehensive income in fiscal 2004 of ¥177.7 billion ($1,790 million). This reflected the recording of other comprehensive income of ¥136.6 billion ($1,314 million) as well as a turnaround in net income. NEC booked a gain of ¥116.1 billion ($1,117 million) from the minimum pension liability adjustment, due mainly to a reduction in pension liabilities due to the transfer of substitutional portion of employee pension fund liabilities, despite the adverse effect of a reduction in the discount rate for calculating pension benefit obligations. NEC recorded an unrealized gains of ¥38.3 billion ($368 million) on marketable securities due to improving market conditions.

Dividends

NEC has resumed dividend payments in fiscal 2004, declaring cash dividends per share of ¥6 ($0.06) after not paying dividends in fiscal 2003, in light of restored profitability on a full-year basis and an increase in shareholders' equity. The dividend for fiscal 2004 includes an interim dividend of ¥3 per share paid in December, 2003.

Capital Expenditures

Capital expenditures decreased by 3% in fiscal 2004 to ¥174.0 billion ($1,673 million) as compared with the previous fiscal year, as NEC continued to reduce capital expenditures, focusing on demand.

RESULTS BY SEGMENT

NEC's business is electronics business, which composed of the IT Solutions business, the Network Solutions business and the Electron Devices business. Effective from fiscal 2004, the leasing business which was included in our business segment until fiscal 2003, was excluded from NEC's business segments following the conversion of NEC Leasing, Ltd. into affiliated company accounted for by the equity method, resulting from the sale of a portion of NEC's ownership interest in this company in March 2003.

NEC's electronics business, recorded sales of ¥4,906.8 billion ($47,181 million) in fiscal 2004, an increase of ¥229.3 billion, or 5%, from the previous fiscal year. Total segment profit for the electronics business in fiscal 2004 was ¥182.7 billion ($1,757 million), an increase of ¥68.4 billion from the previous fiscal year.

Operating results of each segment in the electronics business are presented below. Sales and segment profit figures for each segment include intersegment transactions (see Note 24 to consolidated financial statements on page 81).

IT SOLUTIONS BUSINESS

SALES


(Billion ¥)
0
500
1,000
1,500
2,000
2,500
2004
2003
2002

SEGMENT PROFIT


(Billion ¥)
0
40
80
120
2004
2003
2002

Year ended March 31

Sales

The IT Solutions business recorded sales in fiscal 2004 of ¥2,098.9 billion ($20,182 million), an increase of 1% year on year. Despite a continuous lackluster demand for IT investment in the domestic market, sales of systems integration increased, mainly due to steady demand from the public sector and steady growth in businesses targeting private-sector demand. On the other hand, sales of software decreased, partly reflecting the absence of the previous fiscal year's large orders. In the field of computer platforms, such as servers, sales increased due to expanded growth in sales of optical disc drives.

Segment Profit

Segment profit in fiscal 2004 was ¥91.8 billion ($883 million), a decrease of ¥14.0 billion as compared with the previous fiscal year. Segment profit as a percentage of sales, decreased from 5.1% to 4.4%. Despite a sharp improvement in the profitability of PCs due to the results of structural reforms implemented so far, profitability in the systems integration field decreased mainly on account of anticipatory investments aimed at responding to new technologies and developing new markets and customers.

NETWORK SOLUTIONS BUSINESS

SALES
(Billion ¥)



0
500
1,000
1,500
2,000
2,500
2004
2003
2002

SEGMENT PROFIT
(Billion ¥)



0
40
80
120
2004
2003
2002

Year ended March 31

Sales

Sales in the Network Solutions business in fiscal 2004 increased 13% year on year to ¥1,775.7 billion ($17,074 million), mainly underpinned by strong sales of mobile handsets. Sales in the fixed-line communications system field decreased due to downsizing of overseas unprofitable businesses, despite steady demand for investments in IP (Internet protocol)-based networks in the domestic enterprises market. Mobile handset sales increased, mainly due to higher domestic mobile handset shipments and the full-fledged start of mobile handset shipments to overseas markets.

Segment Profit

Segment profit in fiscal 2004 improved by ¥33.6 billion to ¥67.9 billion ($653 million). This improvement mainly reflected an increase in shipments in mobile handsets and improved profitability, particularly in the fixed-line communications system field through structural reforms.

ELECTRON DEVICES BUSINESS

SALES
(Billion ¥)



0
500
1,000
1,500
2,000
2,500
2004
2003
2002

SEGMENT PROFIT (LOSS)
(Billion ¥)



–160
–80
0
80
2004
2003
2002

Year ended March 31

Sales

Sales in the Electron Devices business in fiscal 2004 were ¥932.2 billion ($8,963 million), almost unchanged from fiscal 2003. In the semiconductor field, sales of semiconductors increased on the whole, reflecting brisk sales of semiconductors mainly for use in digital consumer electronics and mobile handsets, despite the decrease in sales due to the transfer of DRAM production to Elpida Memory, which is an affiliated company accounted for by the equity method. In the display field, sales increased due to rapid growth in the plasma display market, despite production downsizing of unprofitable color LCD products with lackluster profitability. Sales of electronic components and others decreased due to business restructuring measures implemented in fiscal 2003 in operations such as the printed circuit board and the car electronics, despite strong sales in the electronic components business.

Segment Profit (Loss)
Segment profit improved by ¥56.6 billion to ¥54.3 billion ($522 million) from the previous year's loss. This improvement mainly reflected the shift to high-value-added products, improvement in productivity, and reduction in materials costs in the semiconductor field, and improved profitability due to the results of structural reforms in the display field and the electronic components and others field.

OTHERS

Sales
The Others segment includes the manufacture and sale of semiconductor manufacturing equipment, avionics equipment, and LCD projectors as well as information and network system construction services. Sales in this segment were ¥679.9 billion ($6,537 million), an increase of ¥18.2 billion.

Segment Profit
Segment profit decreased by ¥4.1 billion to ¥10.7 billion ($103 million).

LIQUIDITY AND CAPITAL RESOURCES

Basic Liquidity Management Policy
NEC's liquidity management policy is to maintain a level of the sum of cash and cash equivalents and committed credit facilities with financial institutions, equivalent to approximately 2 months of net sales. Cash and cash equivalents, together with committed credit facilities established with financial institutions were ¥956.8 billion ($9,200 million) at the end of fiscal 2004. This is equivalent to roughly 2.3 times average monthly sales in fiscal 2004. This level mainly reflected NEC's policy of retaining a more-than-adequate supply of cash and cash equivalents to cope with any rapidly arising capital-expenditures needs in the semiconductor business, and committed credit facilities totaling ¥460.0 billion ($4,423 million).

Capital Resources
NEC maintains credit facilities that it believes are sufficient to meet its short and long-term funding needs.

In regard to short-term financing, NEC relies primarily on commercial paper ("CP") in Japan to provide short-term financing for operating purposes. NEC has a ¥500.0 billion ($4,808 million) CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, NEC maintains the previously mentioned committed credit facilities of ¥460.0 billion ($4,423 million) to ensure that funds may be borrowed from financial institutions at all times. Of this amount, ¥100.0 billion ($962 million) represents a 3-year long-term committed credit facility established in fiscal 2003 to ensure stable liquidity over the long term. This long-term committed credit facility contains a clause that will revoke the credit facility in the event that NEC's long-term credit rating (Rating and Investment Information, Inc.) is downgraded by 5 notches, from A at present to BB+ or lower.

In regard to long-term financing, NEC has a ¥300.0 billion ($2,885 million) straight bond issuance program in Japan. In addition to the above, NEC Corporation and our UK financial subsidiary also jointly have a $2,000 million medium-term note ("MTN") program to flexibly meet medium- and long-term funding needs worldwide.

In fiscal 2004, NEC Corporation increased its capital by ¥185.4 billion ($1,783 million) from its stock issuances at fair value. These funds will be used for investments related to future growth strategies and to reduce interest-bearing debt to improve NEC's financial condition.

NEC's basic policy regarding the structure of liabilities on the balance sheets is to maintain a balanced mix of fund procurement from debt and capital market instruments, with the emphasis on adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

As of March 31	2003	**2004**
Long-term fund procurement*1	67%	**69%**
Use of capital market instruments*2	60%	**70%**

*1 Long-term fund procurement is calculated by dividing the sum of bonds and long-term debt by interest-bearing debt, which is the sum of short-term borrowings, current portion of long-term debt, and long-term debt.
*2 Use of capital market instruments is calculated by dividing bonds by interest-bearing debt.

As of March 31, 2004, long-term fund procurement accounted for 69% of total funds procured, mostly the same as a year earlier. Meanwhile, the use of capital market instruments accounted for 70% of total funding, up 10 percentage points from a year ago. This reflected a sharp decrease in the percentage of debt financing, as we repaid approximately ¥240.0 billion ($2,308 million) in interest-bearing debt. In the use of capital market instruments, despite the redemption of ¥171.6 billion ($1,650 million) in bonds, including convertible bonds, subordinated bonds of ¥100.0 billion ($962 million) issued by NEC Corporation to NEC Business Trust were recorded as liabilities on the balance sheets. This was attributable to the deconsolidation of NEC Business Trust. This had only a temporary effect on the use of capital market instruments as a percentage of total funds procured because NEC redeemed these subordinated bonds in June 2004 (see Note 12 to consolidated financial statements on page 69).

Ratings

As of March 31, 2004, NEC's short-term credit rating was a-1 (Rating and Investment Information), P-2 (Moody's Investors Service) and A-2 (Standard and Poor's) and its long-term credit ratings were A (Rating and Investment Information), Baa2 (Moody's Investors Service) and BBB (Standard and Poor's). In February 2004, NEC's short-term and long-term credit ratings from Standard and Poor's were raised from A-3 to A-2, and BBB- to BBB.

Cash Management

NEC centralizes the management of funds worldwide through the use of cash management systems ("CMS") in Japan and overseas. These systems facilitate the efficient use of funds and reduction of interest-bearing debt.

In Japan, NEC Corporation centrally manages funding shortfalls and surpluses at major domestic consolidated subsidiaries using a cash management system, is responsible for operating the system and carrying out fund raising activities. Overseas, several financial subsidiaries covering the regions under their charge operate CMS, managing cash at consolidated subsidiaries in a similar manner as in Japan. Cash surpluses at overseas financial subsidiaries are centralized in NEC Corporation to coordinate the allocation of resources on a global scale.

The NEC Electronics and its consolidated subsidiaries separately operate its own CMS, to efficiently use funds throughout the group in Japan and overseas.

Off-Balance Sheet Arrangements

NEC has entered into various arrangements not reflected on our balance sheets that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. These include guarantees, securitization of receivables, and variable interest entities.

• Guarantees

NEC's guarantees are provided in the ordinary course of business. NEC underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. NEC has guaranteed certain loans of its employee and affiliated companies, and financial arrangements for customer. Certain of these guarantees were secured by guarantees issued to NEC by other parties. NEC has issued residual value guarantees in connection with various operating leases. Maximum potential future payments and collateral of guarantees were ¥97.9 billion ($941 million) and ¥6.5 billion ($62 million), respectively at March 31, 2004. NEC believes that these guarantees are not expected to have a material adverse effect on NEC's financial position or results of operations (see Note 23 to consolidated financial statements on page 80).

• Securitization of receivables

NEC has several securitization programs under which certain trade receivables are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPE's sell an interest in those receivables to a large financial institution. In certain securitizations, NEC has retained subordinated interest. Under a certain securitization program in Japan, NEC sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of NEC's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables (see Note 17 to consolidated financial statements on page 76).

• Variable interest entities

NEC uses several special purpose entities, through which NEC leases equipment to overseas customers. The entities are considered variable interest entities as NEC provides financial support, including guarantees, to the entities, and holds a significant variable interests in the entities. Total assets held by the entities at March 31, 2004 were ¥49.1 billion ($472 million). NEC's maximum exposure to loss would be ¥5.9 billion ($57 million) (see Note 2 to consolidated financial statements on page 56).

Contractual Obligations

The status of contractual obligations as of March 31, 2004, was as follows:

	In billions of yen					In millions of U.S. dollars				
	Payments due by period					Payments due by period				
March 31, 2004	Total	Less than 1 year	1–3 years	3–5 years	5+years	Total	Less than 1 year	1–3 years	3–5 years	5+years
Long-term debt excluding capital leases	**¥1,027.5**	**¥252.5**	**¥329.8**	**¥205.6**	**¥239.6**	**$ 9,880**	**$2,428**	**$3,171**	**$1,977**	**$2,304**
Capital leases	**45.5**	**14.0**	**20.9**	**8.5**	**2.1**	**437**	**135**	**200**	**82**	**20**
Operating leases	**133.5**	**33.3**	**38.2**	**17.3**	**44.7**	**1,283**	**320**	**367**	**166**	**430**
Total	**¥1,206.5**	**¥299.8**	**¥388.9**	**¥231.4**	**¥286.4**	**$11,600**	**$2,883**	**$3,738**	**$2,225**	**$2,754**

Commitments for contractual obligations on the purchase of property, plant and equipment were ¥55.7 billion ($536 million) and will be paid within approximately 1 year.

The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 20 years) was ¥72.0 billion ($692 million). Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years and 5 years or more were ¥45.9 billion ($441 million), ¥14.0 billion ($135 million), ¥6.9 billion ($66 million) and ¥5.2 billion ($50 million), respectively.

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2004 were ¥4,044.3 billion ($38,888 million), a decrease of ¥59.0 billion from the previous fiscal year. This mainly reflected improved operating cash flows, and an increase in cash and cash equivalents primarily due to the stock issuances of NEC Corporation and its subsidiaries. Other factors included a decrease in long-term deferred tax assets, which is included in other assets, accompanying the transfer of substitutional portion of employee pension fund liabilities.

Current assets at the end of fiscal 2004 were ¥2,129.8 billion ($20,478 million), an increase of ¥209.7 billion compared with the previous fiscal year. Due to improvement of operating cash flows, the stock issuance of NEC Corporation, the listing of subsidiaries, and other factors, cash and cash equivalents increased by ¥152.4 billion to ¥496.8 billion ($4,777 million) as compared with the end of the previous fiscal year. Notes and accounts receivable, trade net of allowance for doubtful notes and accounts remained mostly the same at ¥840.7 billion ($8,084 million) as compared with the end of the previous fiscal year due to a slight increase in fourth quarter sales as compared with corresponding period of the previous fiscal year. Inventories were also mostly held to ¥570.0 billion ($5,481 million), roughly the same level as a year earlier, thanks to production innovation measures to improve efficiency, despite increases in preparation for shipments in the current fiscal year.

Property, plant and equipment was ¥770.2 billion ($7,406 million), decrease by ¥68.1 billion as compared with the end of the previous fiscal year. The main reason for the decrease was the sale of certain operating facilities in line with measures to strengthen NEC's R&D structure, alongside the conversion of Japan Aviation Electronics Industry, Ltd. and its subsidiaries into affiliates that are accounted for by the equity method.

Other assets were ¥693.0 billion ($6,663 million), an increase of ¥185.8 billion as compared with the end of the previous fiscal year. The main reason was a decrease in deferred tax assets in line with the transfer of the substitutional portion of employee pension fund liabilities.

Current and long-term liabilities as of the end of fiscal 2004 decreased by ¥399.9 billion to ¥3,111.5 billion ($29,918 million) as compared with the end of the previous fiscal year. Of this amount, interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, decreased by ¥316.1 to ¥1,171.0 billion ($11,260 million) as compared with the end of the previous fiscal year. This reflected NEC's efforts to reduce interest-bearing debt from the standpoint of improving its financial strength.

Accrued pension and severance costs decreased by ¥180.7 billion to ¥524.9 billion ($5,047 million) as compared with the end of the previous fiscal year. This was mainly due to a decrease in pension benefit obligations accompanying the transfer of substitutional portion of employee pension fund liabilities.

As of March 31, 2004, shareholders' equity had increased ¥353.0 billion to ¥711.5 billion ($6,841 million) as compared with the end of the previous fiscal year. This was mainly due to an increase of ¥185.4 billion through a stock issuance of NEC Corporation conducted in fiscal 2004, along with an improvement of ¥136.6 billion in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, the minimum pension liability adjustments, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The improvement in accumulated other comprehensive income (loss) was mainly due to an improvement of ¥116.1 billion in the minimum pension liability adjustment as compared with the end of the previous fiscal year, due to a decrease in pension benefit obligations following the transfer of substitutional portion of employee pension fund liabilities. As a result, the shareholders' equity ratio at the end of fiscal 2004 improved to 17.6% from 8.7% as compared with the end of the previous fiscal year.

Cash Flows

Cash and cash equivalents at the end of fiscal 2004 were ¥496.8 billion ($4,777 million), an increase of ¥152.4 billion as compared with the previous fiscal year.

Net cash provided by operating activities in fiscal 2004 was ¥328.5 billion ($3,158 million), an increase of ¥81.0 billion as compared with the previous fiscal year. This mainly reflected an increase in cash inflows in line with sales growth. Depreciation decreased of ¥16.9 billion to ¥178.7 billion ($1,718 million), primarily reflecting a constant level of capital expenditures, and a decrease in property, plant and equipment mainly due to sales accompanying the realignment of NEC's operating bases.

Net cash used in investing activities in fiscal 2004 was ¥69.1 billion ($665 million), an increase of ¥57.5 billion as compared with the previous fiscal year. This mainly reflected lower proceeds from the sale of property, plant and equipment and marketable securities.

Net cash used in financing activities was ¥102.8 billion ($988 million). The decrease mainly reflected the temporary repayment of short-term borrowings as part of a drive to use cash and cash equivalents more efficiently. This was partially offset by proceeds from fund raising measures, such as the stock issuances and listing of subsidiaries.

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Net cash provided by (used in):				
Operating activities	¥ 136.6	¥ 247.5	**¥ 328.5**	**$3,158**
Investing activities	(203.5)	(11.6)	**(69.1)**	**(665)**
Financing activities	55.7	(262.7)	**(102.8)**	**(988)**
Effect of exchange rate changes on cash and cash equivalents	2.1	(6.6)	**(4.2)**	**(39)**
Net increase (decrease) in cash and cash equivalents	¥ (9.1)	¥ (33.4)	**¥ 152.4**	**$1,466**

RESEARCH AND DEVELOPMENT ACTIVITIES

Since the establishment of its first research laboratory in 1939, NEC has consistently recognized that its research and development (R&D) activities are a critical component of its success. NEC will therefore continue to devote significant financial, personnel and other resources to R&D efforts.

R&D expenses for fiscal 2002, 2003 and 2004 are shown in the table below:

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
R&D expenses	¥333.6	¥296.2	**¥256.7**	**$2,468**
As a percentage of net sales	6.5%	6.3%	**5.2%**	

R&D expenses in fiscal 2004 declined by 13% year on year. This mainly reflects measures to narrow down research themes and other steps to more efficiently utilize R&D expenses. R&D expenses in fiscal 2004 at the IT Solutions business, the Network Solutions business, the Electron Devices business and the Other were ¥45.0 billion ($433 million), ¥77.0 billion ($741 million), ¥105.5 billion ($1,015 million), and ¥29.2 billion ($279 million), respectively.

NEC conducts R&D activities at the research and development division and at each business unit collaborating closely with each other.

NEC's business units conduct product and technology development at their own respective divisions. The activities of each of these business units are closely related to the operating activities and targeted markets of each business unit. The research and development division collaborates closely with each of these business units in product and technology development activities.

The research and development division conducts medium- and long-term R&D activities to develop fundamental technologies that will form the basis for NEC's future operations, and new technologies that will significantly expand the operations of each business unit. These activities take place in various specialized laboratories located in Japan, the United States of America, Europe and China.

NEC conducts R&D activities in the areas of:

- Solutions and computer platform focused on e-commerce application platforms and mission-critical systems;
- Broadband network systems and network solutions focused on mobile communications systems such as mobile handsets and third and fourth-generation mobile communications systems;
- Integrated IT and network systems and its platform;
- Semiconductor devices, focusing on system LSIs; and
- Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, net income (loss) and net income (loss) per share are as follows:

	2003			
Year ended March 31	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	¥1,021.2	¥1,152.6	¥1,068.3	¥1,452.9
Net income (loss) (in billions of yen)	7.2	(6.2)	(4.6)	(21.0)
Net income (loss) per share—basic (in yen)	4.37	(3.75)	(2.76)	(12.73)
Net income (loss) per share—diluted (in yen)	4.06	(3.75)	(2.76)	(12.73)

	2004			
Year ended March 31	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Net sales (in billions of yen)	**¥1,030.7**	**¥1,252.3**	**¥1,166.2**	**¥1,457.6**
Net income (in billions of yen)	**0.7**	**14.8**	**11.2**	**14.4**
Net income per share—basic (in yen)	**0.42**	**8.95**	**6.51**	**7.51**
Net income per share—diluted (in yen)	**0.40**	**8.15**	**6.00**	**6.92**
Net sales (in millions of U.S. dollars)	**$ 9,911**	**$ 12,041**	**$ 11,213**	**$ 14,016**
Net income (in millions of U.S. dollars)	**7**	**142**	**107**	**139**
Net income per share—basic (in U.S. dollars)	**0.00**	**0.09**	**0.06**	**0.07**
Net income per share—diluted (in U.S. dollars)	**0.00**	**0.08**	**0.06**	**0.07**

CONSOLIDATED BALANCE SHEETS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2003 and 2004

ASSETS	In millions of yen 2003	In millions of yen 2004	In thousands of U.S. dollars (Note 3) 2004
Current assets:			
Cash and cash equivalents	¥ 344,345	**¥ 496,763**	**$ 4,776,567**
Notes receivable, trade (Notes 9 and 17)	13,692	**17,759**	**170,760**
Accounts receivable, trade (Notes 9 and 17)	840,844	**848,165**	**8,155,433**
Allowance for doubtful notes and accounts	(32,551)	**(25,219)**	**(242,490)**
Inventories (Note 6)	553,820	**570,026**	**5,481,019**
Deferred tax assets (Note 11)	124,577	**138,505**	**1,331,779**
Prepaid expenses and other current assets (Note 9)	75,315	**83,757**	**805,355**
Total current assets	1,920,042	**2,129,756**	**20,478,423**
Investments and long-term receivables:			
Marketable securities (Notes 5 and 9)	116,093	**149,989**	**1,442,202**
Investments and advances (Note 4):			
Affiliated companies	160,028	**164,620**	**1,582,885**
Other	156,906	**126,921**	**1,220,394**
Long-term receivables, trade	33,073	**9,843**	**94,644**
	466,100	**451,373**	**4,340,125**
Property, plant and equipment (Notes 9 and 22):			
Land	108,021	**99,254**	**954,365**
Buildings	878,399	**819,443**	**7,879,260**
Machinery and equipment	1,885,513	**1,756,485**	**16,889,279**
Construction in progress	29,260	**39,326**	**378,135**
	2,901,193	**2,714,508**	**26,101,039**
Accumulated depreciation	(2,062,852)	**(1,944,294)**	**(18,695,135)**
	838,341	**770,214**	**7,405,904**
Other assets:			
Deferred tax assets (Note 11)	565,201	**414,083**	**3,981,567**
Goodwill (Note 7)	46,474	**20,993**	**201,856**
License fees and other intangibles (Note 7)	37,737	**35,436**	**340,731**
Other (Note 8)	229,405	**222,487**	**2,139,298**
	878,817	**692,999**	**6,663,452**
	¥ 4,103,300	**¥ 4,044,342**	**$ 38,887,904**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen 2003	2004	In thousands of U.S. dollars (Note 3) 2004
Current liabilities:			
Short-term borrowings (Note 9)	¥ 212,350	**¥ 98,052**	**$ 942,808**
Current portion of long-term debt (Notes 9 and 12)	270,956	**266,450**	**2,562,019**
Notes payable, trade	39,709	**39,540**	**380,192**
Accounts payable, trade	835,309	**890,926**	**8,566,596**
Accounts payable, other and accrued expenses	237,743	**272,283**	**2,618,106**
Accrued income taxes	39,708	**39,488**	**379,692**
Other current liabilities	138,449	**135,848**	**1,306,231**
Total current liabilities	1,774,224	**1,742,587**	**16,755,644**
Long-term liabilities:			
Long-term debt (Note 9)	1,003,787	**806,517**	**7,754,971**
Accrued pension and severance costs (Note 10)	705,551	**524,898**	**5,047,096**
Other	27,881	**37,506**	**360,635**
	1,737,219	**1,368,921**	**13,162,702**
Minority shareholders' equity in consolidated subsidiaries	135,613	**221,374**	**2,128,596**
Preferred securities issued by a subsidiary (Notes 2 and 12)	97,800	**-**	**-**
Commitments and contingent liabilities (Note 23)			
Shareholders' equity (Note 13):			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2003 — 1,656,268,189 shares	244,726		
2004 — 1,929,268,717 shares		**337,819**	**3,248,260**
Additional paid-in capital	361,820	**454,334**	**4,368,596**
Retained earnings	41,567	**71,901**	**691,356**
Accumulated other comprehensive income (loss)	(286,417)	**(149,797)**	**(1,440,356)**
	361,696	**714,257**	**6,867,856**
Treasury stock, at cost:			
2003—3,680,034 shares	(3,252)		
2004—2,677,439 shares		**(2,797)**	**(26,894)**
	358,444	**711,460**	**6,840,962**
	¥4,103,300	**¥4,044,342**	**$38,887,904**

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2003 and 2004

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2002	2003	2004	2004
Sales and other income:				
Net sales	¥5,101,022	¥4,695,035	**¥4,906,821**	**$47,180,971**
Interest, gain on securities sold, dividends and other (Notes 5, 21 and 22)	103,637	131,461	**96,507**	**927,952**
Gain due to stock issuances by subsidiaries (Note 20)	6,753	22,136	**53,808**	**517,385**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million (Note 10)	–	–	**8,174**	**78,596**
	5,211,412	4,848,632	**5,065,310**	**48,704,904**
Costs and expenses:				
Cost of sales	3,919,268	3,453,010	**3,622,965**	**34,836,202**
Selling, general and administrative (Notes 18 and 19)	1,237,276	1,121,136	**1,109,332**	**10,666,654**
Interest	46,673	30,218	**27,510**	**264,519**
Impairment of goodwill (Note 7)	–	–	**23,028**	**221,423**
Other (Note 21)	469,378	182,772	**121,929**	**1,172,394**
	5,672,595	4,787,136	**4,904,764**	**47,161,192**
Income (loss) before income taxes	(461,183)	61,496	**160,546**	**1,543,712**
Provision (benefit) for income taxes (Note 11)	(178,173)	58,714	**85,870**	**825,674**
Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(283,010)	2,782	**74,676**	**718,038**
Minority interest in income of consolidated subsidiaries	2,574	6,896	**15,838**	**152,288**
Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	(285,584)	(4,114)	**58,838**	**565,750**
Equity in earnings (losses) of affiliated companies (Note 4)	(23,841)	(20,444)	**(17,760)**	**(170,769)**
Income (loss) before cumulative effect of accounting change	(309,425)	(24,558)	**41,078**	**394,981**
Cumulative effect of accounting change, net of tax (Note 2)	(2,595)	–	**–**	**–**
Net income (loss)	(312,020)	(24,558)	**41,078**	**394,981**
Comprehensive income (loss):				
Other comprehensive income (loss), net of tax (Note 13):				
Foreign currency translation adjustments	13,451	(3,655)	**(18,844)**	**(181,192)**
Minimum pension liability adjustment (Note 10)	(37,834)	(132,190)	**116,123**	**1,116,567**
Unrealized gains (losses) on marketable securities (Note 5)	463	(45,217)	**38,286**	**368,135**
Unrealized gains (losses) on derivative financial instruments (Note 16)	692	82	**1,055**	**10,144**
Cumulative effect of accounting change (Note 2)	(3,606)	–	**–**	**–**
Other comprehensive income (loss)	(26,834)	(180,980)	**136,620**	**1,313,654**
Comprehensive income (loss)	¥ (338,854)	¥ (205,538)	**¥ 177,698**	**$ 1,708,635**
Retained earnings:				
Balance at beginning of year	¥ 388,079	¥ 66,125	**¥ 41,567**	**$ 399,683**
Net income (loss)	(312,020)	(24,558)	**41,078**	**394,981**
Dividends (Note 25)	(9,934)	–	**(10,744)**	**(103,308)**
Balance at end of year	¥ 66,125	¥ 41,567	**¥ 71,901**	**$ 691,356**

	In yen			In U.S. dollars (Note 3)
	2002	2003	2004	2004
Per share (Note 15):				
Basic:				
Income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	**¥23.67**	**$0.23**
Net income (loss)	(188.63)	(14.85)	**23.67**	**0.23**
Diluted:				
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	**21.93**	**0.21**
Net income (loss)	(188.63)	(14.85)	**21.93**	**0.21**
Cash dividends per share	¥ 6.00	¥ –	**¥ 6.00**	**$0.06**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2002, 2003 and 2004

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2002	2003	2004	2004
Cash flows from operating activities:				
Net income (loss)	¥(312,020)	¥ (24,558)	**¥ 41,078**	**$ 394,981**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	234,738	195,594	**178,714**	**1,718,404**
Impairment of goodwill	–	–	**23,028**	**221,423**
Deferred income taxes	(222,423)	7,688	**22,351**	**214,914**
(Gain) loss on property, plant and equipment	146,430	14,264	**(7,035)**	**(67,644)**
Realized (gain) loss on marketable securities	62,139	(260)	**(16,432)**	**(158,000)**
Gain due to stock issuances by subsidiaries	(6,753)	(22,136)	**(53,808)**	**(517,385)**
Provision for pension and severance costs, less payments	56	(638)	**14,842**	**142,711**
Equity in (earnings) losses of affiliated companies, net of dividends	28,030	22,006	**18,494**	**177,827**
Minority interest in income of consolidated subsidiaries	2,574	4,396	**13,338**	**128,250**
(Increase) decrease in notes and accounts receivable	169,628	116,340	**(18,419)**	**(177,106)**
(Increase) decrease in inventories	216,062	79,343	**(35,862)**	**(344,827)**
Increase (decrease) in notes and accounts payable	(178,878)	(109,387)	**106,270**	**1,021,827**
Increase (decrease) in other current liabilities	(60,747)	(68,717)	**36,688**	**352,769**
Other, net	57,801	33,568	**5,218**	**50,173**
Net cash provided by operating activities	136,637	247,503	**328,465**	**3,158,317**
Cash flows from investing activities:				
Proceeds from sales of fixed assets	56,094	99,722	**60,423**	**580,990**
Additions to fixed assets	(295,585)	(210,261)	**(230,522)**	**(2,216,558)**
Proceeds from sales and redemption of marketable securities	33,659	71,919	**54,493**	**523,971**
Purchase of marketable securities	(2,482)	(2,277)	**(2,355)**	**(22,644)**
Net proceeds from sales of affiliates' stock	38,438	58,901	**71,810**	**690,481**
Investments in affiliates, net of cash acquired	(31,046)	(14,457)	**(26,109)**	**(251,048)**
Disbursements for long-term loans	(11,842)	(43,620)	**(5,649)**	**(54,317)**
Payments received on long-term loans	18,714	42,333	**16,548**	**159,115**
Increase in other investment securities	(6,408)	(14,810)	**(5,375)**	**(51,683)**
Other, net	(3,078)	964	**(2,379)**	**(22,874)**
Net cash used in investing activities	(203,536)	(11,586)	**(69,115)**	**(664,567)**
Cash flows from financing activities:				
Proceeds from long-term debt	257,240	175,516	**28,984**	**278,692**
Repayments of long-term debt	(398,479)	(333,889)	**(301,425)**	**(2,898,317)**
Increase (decrease) in short-term borrowings	104,232	(114,075)	**(115,712)**	**(1,112,615)**
Dividends paid	(15,948)	(7,291)	**(7,432)**	**(71,462)**
Proceeds from stock issuances	–	–	**184,836**	**1,777,269**
Proceeds from stock issuances by subsidiaries	12,448	17,923	**107,140**	**1,030,192**
Proceeds from preferred securities issued by a subsidiary	97,000	–	**–**	**–**
Other, net	(839)	(933)	**836**	**8,039**
Net cash provided by (used in) financing activities	55,654	(262,749)	**(102,773)**	**(988,202)**
Effect of exchange rate changes on cash and cash equivalents	2,182	(6,595)	**(4,159)**	**(39,990)**
Net increase (decrease) in cash and cash equivalents	(9,063)	(33,427)	**152,418**	**1,465,558**
Cash and cash equivalents at beginning of year	386,835	377,772	**344,345**	**3,311,009**
Cash and cash equivalents at end of year	¥ 377,772	¥ 344,345	**¥ 496,763**	**$ 4,776,567**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 47,852	¥ 31,271	**¥ 24,843**	**$ 238,875**
Income taxes	51,795	46,635	**63,739**	**612,875**
Supplemental information of noncash financing activities:				
Conversion of convertible debt into shares of common stock	¥ 18	¥ –	**¥ –**	**$ –**

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company's principal operations consist of IT Solutions business, Network Solutions business, and Electron Devices business based on customers and markets served.

IT Solutions business is primarily engaged in the provision of systems integration, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration for communications systems and equipment mainly for network service providers.

Electron Devices business is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

The Company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.

2. SIGNIFICANT ACCOUNTING POLICIES

NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation, subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 as revised, ("Interpretation No.46"), *Consolidation of Variable Interest Entities* that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company adopted the provisions of Interpretation No. 46 for the Company's variable interests in all variable interest entities as of March 31, 2004.

Investments in 20 – 50 % owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

The reorganization of various affiliated companies during the year ended March 31, 2002 resulted in the Company acquiring a controlling financial interest in NEC Leasing Ltd. ("NEL"), and its consolidation. In March 2003, the Company sold a part of its ownership interest in NEL, which resulted in a decrease in the Company's ownership in NEL to 39.5%. As a result, the operating results of NEL were consolidated through the date of sale, and recognized on an equity basis thereafter.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

Inventories

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Goodwill and other intangibles

Effective April 1, 2002, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill, and requires that goodwill be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with SFAS No. 142, the Company performed the transitional impairment tests of goodwill at April 1, 2002 and determined that its goodwill was not impaired. The Company performs an annual impairment test in the fourth quarter of each fiscal year or more often. Prior to the adoption of SFAS No. 142, goodwill which arose from business combinations completed before July 1, 2001, was amortized on a straight-line basis over the period of expected benefit which did not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization has been recorded.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 5 years.

Impairment of long-lived assets

Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Software costs

The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues over periods ranging up to 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis principally over 5 years.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Issuance of stock by a subsidiary

When a subsidiary issues stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases. In the event the price per share is more or less than the Company's average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and recognizes gains or losses in the year in which the change in ownership interest occurs.

Stock-based compensation

At March 31, 2004, the Company has stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Net income (loss), as reported	¥(312,020)	¥(24,558)	**¥41,078**	**$394,981**
Add: Stock-based compensation expense included in reported net income, net of related tax effects	–	–	**27**	**260**
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(139)	(94)	**(346)**	**(3,328)**
Pro forma net income (loss)	¥(312,159)	¥(24,652)	**¥40,759**	**$391,913**

	In yen			In U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Net income (loss) per share:				
Basic — as reported	¥(188.63)	¥(14.85)	**¥23.67**	**$0.23**
Basic — pro forma	(188.71)	(14.91)	**23.49**	**0.23**
Diluted — as reported	(188.63)	(14.85)	**21.93**	**0.21**
Diluted — pro forma	(188.71)	(14.91)	**21.77**	**0.21**

Net income per share

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

Revenue recognition

The Company recognizes revenue for transactions using the following criteria. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonable assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of shipment or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon shipment and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue of the software at the same time as the Company recognizes the revenue for the product. The customers generally do not have the right of return.

The Company sells program products consisting of packaged software such as operating system or middleware used in computer systems. Revenue from this software is recognized upon customer acceptance.

Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from systems integration is recognized upon customer acceptance.

Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.

The Company recognizes as revenue fees charged to members as revenue monthly for Internet services of "BIGLOBE."

The Company enters into multiple element arrangements with customers which may include any combination of products and services. If a multiple element arrangement exists, the Company determines whether revenues should be recognized using separate units of accounting. The Company allocates revenue to each item based on its relative fair value if such item meets all of the following criteria as a separate unit of accounting: 1) the delivered item(s) has value to customer on a standalone basis, 2) there is objective and reliable evidence of fair value of the undelivered item(s), and 3) if the arrangement includes a general right of return relative to a delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, revenue for the arrangement is recognized when such criteria are met or all items have been completed and the arrangement is accepted by the customer. In certain circumstances, in which there is objective and reliable evidence of the fair values of the undelivered items in an arrangement but no such evidence for the delivered items, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. The revenue recognized for delivered items is limited to the amount that is not contingent upon the future delivery of additional items or meeting other specified performance conditions.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

Effective on April 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of ¥2,595 million and a reduction in accumulated other comprehensive income (loss) of ¥3,606 million.

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

Effective on January 1, 2003, the Company adopted the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

Variable interest entities

The Company uses several special purpose entities from December 1995, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds a significant variable interests in the entities. Total assets held by the entities at March 31, 2004 were ¥49,092 million ($472,038 thousand). The Company's maximum exposure to loss would be ¥5,898 million ($56,712 thousand).

The Company also uses several special purpose entities, through which the Company invests in and makes loans to third parties. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds a majority of the variable interests in the entities. Total assets held by the entities at March 31, 2004 were ¥6,408 million ($61,615 thousand).

As a result of adopting Interpretation No. 46 on March 31, 2004, the Company deconsolidated NEC Business Trust, and the Unsecured Subordinated Debentures due 2021 of NEC Corporation, issued to NEC Business Trust, were recorded as current portion of long-term debt on the consolidated balance sheet instead of NEC Trust Originated Preferred Securities, issued to outside investors, similar to minority interest (refer to Notes 12 and 25).

Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2002 and 2003 have been reclassified to conform to the 2004 presentation.

3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts are included solely for the convenience of the readers of the financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥104=U.S.$1, the approximate current rate at March 31, 2004, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2004 are: Nippon Electric Glass Co., Ltd. (35.3%); ANRITSU CORPORATION (21.9%); Japan Aviation Electronics Industry, Ltd. ("JAE") (39.3%); Toyo Communication Equipment Co., Ltd. (21.1%); NEC Leasing, Ltd. ("NEL") (39.5%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 37 other companies.

The Company's ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.

The Company's ownership interest in JAE decreased to 39.3% during March 2004 and, accordingly, JAE was deconsolidated and accounted for by the equity method.

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	2004	2004
Current assets	¥ 805,476	**¥1,086,242**	**$10,444,634**
Other assets, including property, plant and equipment	899,310	**1,049,930**	**10,095,481**
Total assets	¥1,704,786	**¥2,136,172**	**$20,540,115**
Current liabilities	¥ 652,559	**¥ 892,601**	**$ 8,582,702**
Long-term liabilities	570,740	**726,050**	**6,981,250**
Shareholders' equity	481,487	**517,521**	**4,976,163**
Total liabilities and shareholders' equity	¥1,704,786	**¥2,136,172**	**$20,540,115**

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	2004	2004
Sales and operating revenue	¥1,002,208	¥851,613	**¥845,541**	**$8,130,202**
Gross profit	179,108	153,149	**151,251**	**1,454,337**
Net loss	(57,505)	(49,284)	**(28,225)**	**(271,394)**

Of the 44 affiliated companies at March 31, 2004 (17 companies at March 31, 2003) accounted for by the equity method, the stocks of 4 companies (3 companies at March 31, 2003) carried at ¥97,123 million and ¥103,726 million ($997,365 thousand) at March 31, 2003 and 2004, respectively, had quoted market values of an aggregate of ¥87,661 million and ¥206,955 million ($1,989,952 thousand) at March 31, 2003 and 2004, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	2004	2004
Receivables, trade	¥12,865	**¥35,426**	**$340,635**
Payables, trade	13,652	**77,897**	**749,010**

Year ended March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Sales	¥72,384	¥70,070	**¥240,956**	**$2,316,885**
Purchases	57,597	54,118	**106,856**	**1,027,462**

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2002, 2003 and 2004 totaled ¥2,049 million, ¥1,651 million and ¥563 million ($5,413 thousand), respectively.

5. MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

	In millions of yen							
	2003				**2004**			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:								
Equity securities	¥111,192	¥19,364	¥18,573	¥111,983	**¥80,083**	**¥67,946**	**¥1,085**	**¥146,944**
Debt securities	4,231	28	149	4,110	**3,043**	**2**	**-**	**3,045**
	¥115,423	¥19,392	¥18,722	¥116,093	**¥83,126**	**¥67,948**	**¥1,085**	**¥149,989**

	In thousands of U.S. dollars			
	2004			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:				
Equity securities	**$770,029**	**$653,327**	**$10,433**	**$1,412,923**
Debt securities	**29,259**	**20**	**-**	**29,279**
	$799,288	**$653,347**	**$10,433**	**$1,442,202**

Available-for-sale debt securities at March 31, 2004 mature within 2 year period.

Proceeds from sales of available-for-sale securities were ¥21,017 million, ¥71,919 million and ¥54,493 million ($523,971 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Gross realized gains were ¥8,435 million, ¥32,174 million and ¥18,497 million ($177,856 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and gross realized losses, including writedowns, were ¥70,574 million, ¥31,914 million and ¥2,065 million ($19,856 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

6. INVENTORIES

Inventories at March 31, 2003 and 2004 consisted of the following:

March 31	In millions of yen 2003	2004	In thousands of U.S. dollars 2004
Finished products	¥171,945	**¥189,986**	**$1,826,788**
Work in process and semifinished components	285,463	**285,281**	**2,743,087**
Less — advance payments received	(29,670)	**(22,588)**	**(217,192)**
Raw materials and purchased components	126,082	**117,347**	**1,128,336**
	¥553,820	**¥570,026**	**$5,481,019**

7. GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2003 and 2004 were as follows:

	In millions of yen			
	IT Solutions business	Network Solutions business	Electron Devices business	Total
Balance at April 1, 2002	¥ 32,031	¥ 9,259	¥ –	¥ 41,290
Goodwill acquired during year	–	–	6,233	6,233
Sale of a business unit	(222)	–	–	(222)
Effect of foreign currency translation adjustments	–	(827)	–	(827)
Balance at March 31, 2003	31,809	8,432	6,233	46,474
Impairment of goodwill	**(23,028)**	**–**	**–**	**(23,028)**
Sale of a business unit	**–**	**–**	**(1,435)**	**(1,435)**
Effect of foreign currency translation adjustments	**–**	**(1,018)**	**–**	**(1,018)**
Balance at March 31, 2004	**¥ 8,781**	**¥ 7,414**	**¥ 4,798**	**¥ 20,993**

	In thousands of U.S. dollars			
	IT Solutions business	Network Solutions business	Electron Devices business	Total
Balance at March 31, 2003	$ 305,856	$81,076	$ 59,933	$ 446,865
Impairment of goodwill	**(221,423)**	**–**	**–**	**(221,423)**
Sale of a business unit	**–**	**–**	**(13,798)**	**(13,798)**
Effect of foreign currency translation adjustments	**–**	**(9,788)**	**–**	**(9,788)**
Balance at March 31, 2004	**$ 84,433**	**$71,288**	**$ 46,135**	**$ 201,856**

The Company performed the annual impairment test of goodwill in the fourth quarter of the year ended March 31, 2004. Due to an increase in competition in the European personal computer market, the earnings forecast for IT Solutions business in Europe was revised. As a result, the Company recognized an impairment of ¥23,028 million ($221,423 thousand) in the IT Solutions business. The fair value of that reporting unit was estimated using estimated discounted net future cash flows.

The following table represents income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2002, 2003 and 2004, adjusted to exclude amortization of goodwill:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Reported income (loss) before cumulative effect of accounting change	¥(309,425)	¥(24,558)	**¥41,078**	**$394,981**
Add back: Goodwill amortization	8,360	–	**–**	**–**
Adjusted income (loss) before cumulative effect of accounting change	¥(301,065)	¥(24,558)	**¥41,078**	**$394,981**
Reported net income (loss)	¥(312,020)	¥(24,558)	**¥41,078**	**$394,981**
Add back: Goodwill amortization	8,360	–	**–**	**–**
Adjusted net income (loss)	¥(303,660)	¥(24,558)	**¥41,078**	**$394,981**

Year ended March 31	In yen 2002	2003	2004	In U.S. dollars 2004
Per share:				
Basic:				
Reported income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	**¥23.67**	**$0.23**
Add back: Goodwill amortization	5.05	–	**–**	**–**
Adjusted income (loss) before cumulative effect of accounting change	¥(182.01)	¥(14.85)	**¥23.67**	**$0.23**
Reported net income (loss)	¥(188.63)	¥(14.85)	**¥23.67**	**$0.23**
Add back: Goodwill amortization	5.05	–	**–**	**–**
Adjusted net income (loss)	¥(183.58)	¥(14.85)	**¥23.67**	**$0.23**
Diluted:				
Reported income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	**¥21.93**	**$0.21**
Add back: Goodwill amortization	5.05	–	**–**	**–**
Adjusted income (loss) before cumulative effect of accounting change	¥(182.01)	¥(14.85)	**¥21.93**	**$0.21**
Reported net income (loss)	¥(188.63)	¥(14.85)	**¥21.93**	**$0.21**
Add back: Goodwill amortization	5.05	–	**–**	**–**
Adjusted net income (loss)	¥(183.58)	¥(14.85)	**¥21.93**	**$0.21**

Intangibles other than goodwill subject to amortization at March 31, 2003 and 2004 consisted of the following:

	In millions of yen				In thousands of U.S. dollars	
	2003		2004		2004	
March 31	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
License fees	¥51,743	¥(26,448)	**¥51,482**	**¥(25,479)**	**$495,019**	**$(244,990)**
Patents	7,470	(4,293)	**7,521**	**(4,612)**	**72,317**	**(44,346)**
Others	8,796	(4,036)	**9,877**	**(5,073)**	**94,972**	**(48,779)**
	¥68,009	¥(34,777)	**¥68,880**	**¥(35,164)**	**$662,308**	**$(338,115)**

The aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was ¥13,667 million, ¥13,302 million and ¥15,775 million ($151,683 thousand), respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2005	¥10,898	$104,788
2006	7,547	72,567
2007	5,593	53,779
2008	3,891	37,413
2009	1,945	18,702

Intangibles other than goodwill with indefinite useful lives at March 31, 2003 and 2004 were insignificant.

8. SOFTWARE COSTS

Software costs, included in other assets, other, at March 31, 2003 and 2004 consisted of the following:

March 31	In millions of yen 2003	2004	In thousands of U.S. dollars 2004
Capitalized software held for sale	¥ 24,932	**¥ 27,691**	**$ 266,260**
Internal use software	96,531	**102,616**	**986,692**
	¥121,463	**¥130,307**	**$1,252,952**

Accumulated amortization of capitalized software held for sale at March 31, 2003 and 2004 was ¥69,806 million and ¥96,505 million ($927,933 thousand), respectively. Amortization expense of capitalized software held for sale for the years ended March 31, 2002, 2003 and 2004 was ¥39,398 million, ¥35,188 million and ¥31,123 million ($299,260 thousand), respectively.

Accumulated amortization of internal use software at March 31, 2003 and 2004 was ¥71,856 million and ¥87,161 million ($838,087 thousand), respectively. Amortization expense of internal use software for the years ended March 31, 2002, 2003 and 2004 was ¥27,708 million, ¥29,196 million and ¥32,879 million ($316,144 thousand), respectively.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2003 and 2004 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	**2004**	**2004**
Loans, principally from banks, including bank overdrafts (average interest rate of 0.92% in 2003 and 1.20 % in 2004):			
Secured	¥ 764	**¥ 518**	**$ 4,981**
Unsecured	211,586	**97,534**	**937,827**
	¥212,350	**¥98,052**	**$942,808**

At March 31, 2004, the Company had unused lines of credit for short-term financing aggregating ¥472,900 million ($4,547,115 thousand) subject to commitment fees on the unused portion ranging from 0.125 % to 0.25 % and ¥165,171 million ($1,588,183 thousand) with no commitment fees. A line of credit for ¥100,000 million ($961,538 thousand) has a term extending through March 31, 2006. The remainder of ¥538,071 million ($5,173,760 thousand) is renewed annually.

Long-term debt at March 31, 2003 and 2004 was as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	**2004**	**2004**
Loans, principally from banks and insurance companies, due 2003 to 2011 with average interest rate of 1.18% at March 31, 2003 and due 2004 to 2011 with average interest rate of 1.37% at March 31, 2004:			
Secured	¥ 20,760	**¥ 13,703**	**$ 131,760**
Unsecured	306,992	**196,848**	**1,892,769**
6.05% unsecured yen bonds due 2007	10,000	**10,000**	**96,154**
Unsecured yen debentures, due 2003 to 2010 with interest rates of 1.55% to 3.3% at March 31, 2003 and due 2004 to 2010 with interest rates of 1.7% to 3.3% at March 31, 2004	455,800	**405,800**	**3,901,923**
1.9% unsecured yen convertible debentures due 2004, convertible currently at ¥1,893.00 for one common share, redeemable before due date	118,506	**-**	**-**
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,326.00 for one common share, redeemable before due date	97,906	**97,906**	**941,404**
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,092.70 for one common share, redeemable before due date	100,000	**100,000**	**961,538**
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,664.10 for one common share, redeemable before due date	100,000	**100,000**	**961,538**
Unsecured subordinated yen debentures due 2021 (refer to Notes 12 and 25)	-	**100,001**	**961,548**
Medium-term notes issued by consolidated subsidiaries, due 2003 to 2004 with interest rates of 0.25 % to 0.3 % at March 31, 2003	3,050	**-**	**-**
Long-term capital lease obligations, due 2003 to 2012 with interest rates of 1.43% to 9.2% at March 31, 2003 and due 2004 to 2012 with interest rates of 1.35% to 8.99% at March 31, 2004	51,752	**45,482**	**437,327**
Other	8,297	**1,787**	**17,183**
	1,273,063	**1,071,527**	**10,303,144**
Unamortized premium	1,680	**1,440**	**13,846**
	1,274,743	**1,072,967**	**10,316,990**
Less — portion due within one year	(270,956)	**(266,450)**	**(2,562,019)**
	¥1,003,787	**¥ 806,517**	**$ 7,754,971**

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2004:

	In millions of yen	In thousands of U.S. dollars
Notes and accounts receivable	¥ 165	$ 1,587
Other current assets	1,500	14,423
Marketable securities	726	6,981
Property, plant and equipment (net book value)	45,986	442,173

At March 31, 2004, an aggregate of 166,262 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

The conversion prices of the convertible debentures are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. During the year ended March 31, 2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the conversion prices of convertible debentures were adjusted under terms of the convertible debentures.

A subsidiary is required to repay certain medium-term loans, the balance of which was ¥70,000 million ($673,077 thousand) at March 31, 2004, if its net assets fall below ¥150,000 million ($1,442,308 thousand), operating cash flow would be negative for two consecutive half year periods, or NEC Corporation's ownership interest drops below 50% or the subsidiary no longer is a consolidated subsidiary of NEC Corporation.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submit to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

Annual maturities on long-term debt during the next five years are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2005	¥266,450	$2,562,019
2006	177,549	1,707,202
2007	173,074	1,664,173
2008	107,473	1,033,394
2009	106,725	1,026,202

10. PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in September, 2002, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government from the assets of the pension plans on February 16, 2004 and March 15, 2004, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥8,174 million ($78,596 thousand) through these transactions.

Details of the net gain related to transfer of substitutional portion of employee pension fund liabilities, is as follows:

Year ended March 31, 2004	In millions of yen	In thousands of U.S. dollars
Subsidy from government	**¥ 146,237**	**$ 1,406,125**
Settlement loss:		
Derecognition of accrued salary progression	**45,467**	**437,183**
Recognition of unrealized actuarial loss	**(183,530)**	**(1,764,712)**
Net gain	**¥ 8,174**	**$ 78,596**

Effective August 1, 2003, NEC Corporation and a certain subsidiary in Japan amended their severance indemnity plans by introducing a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. This amendment resulted in a decrease in the Company's benefit obligation.

Effective March 1, 2004, NEC Corporation and certain subsidiaries in Japan amended their defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on a market interest rate. This amendment resulted in a decrease in the Company's benefit obligation.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds (the "Funds").

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salary.

March 31 is the measurement date for the determination of the Company's benefit obligation. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	2004	2004
Change in benefit obligations:			
Benefit obligations at beginning of year	¥1,396,135	**¥1,566,477**	**$15,062,279**
Service cost	53,418	**46,060**	**442,885**
Interest cost	49,418	**45,829**	**440,663**
Actuarial loss	141,169	**41,817**	**402,087**
Benefits paid	(83,845)	**(73,994)**	**(711,481)**
Transfer of substitutional portion	–	**(491,533)**	**(4,726,279)**
Plan amendment	–	**(77,749)**	**(747,587)**
Acquisitions/divestitures, net	10,182	**(23,449)**	**(225,471)**
Benefit obligations at end of year	1,566,477	**1,033,458**	**9,937,096**
Change in plan assets:			
Fair value of plan assets at beginning of year	799,432	**716,027**	**6,884,875**
Actual return (loss) on plan assets	(97,184)	**73,309**	**704,894**
Employer's contributions	41,410	**39,192**	**376,846**
Employees' contributions	11,535	**5,726**	**55,058**
Benefits paid	(39,766)	**(29,683)**	**(285,413)**
Transfer of substitutional portion	–	**(299,829)**	**(2,882,971)**
Acquisitions/divestitures, net	600	**(5,758)**	**(55,366)**
Fair value of plan assets at end of year	716,027	**498,984**	**4,797,923**
Funded status	(850,450)	**(534,474)**	**(5,139,173)**
Unrecognized prior service cost*	(88,404)	**(159,164)**	**(1,530,423)**
Unrecognized actuarial loss*	710,773	**471,746**	**4,536,019**
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	9,505	**6,458**	**62,096**
Net amounts recognized	¥ (218,576)	**¥ (215,434)**	**$ (2,071,481)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	¥ (705,551)	**¥ (524,898)**	**$ (5,047,096)**
Accumulated other comprehensive income, pretax	486,975	**309,464**	**2,975,615**
Net amounts recognized	¥ (218,576)	**¥ (215,434)**	**$ (2,071,481)**

*Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 16 years.

The accumulated benefit obligation for all defined benefit pension plan was ¥1,421,578 million and ¥1,023,882 million ($9,845,019 thousand) as of March 31, 2003 and 2004, respectively.

The weighted-average assumptions used to determine benefit obligation at March 31, 2003 and 2004 were as follows:

March 31	2003	2004
Discount rate	3.0%	**2.5%**
Rate of increase in future compensation level	1.7% – 3.8%	**1.7% – 3.8%**

As a result of change in the discount rate at March 31, 2004, benefit obligations increased by ¥70,804 million ($680,808 thousand).

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

Year ended March 31	2002	2003	2004
Discount rate	3.5%	3.5%	**3.0%**
Rate of increase in future compensation level	1.7% – 3.8%	1.7% – 3.8%	**1.7% – 3.8%**
Expected long-term rate of return on plan assets	4.0%	4.0%	**4.0%**

The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy as described later. The Company has determined to change expected long-term rate of return on plan assets to 2.5% for calculation of net pension and severance cost for the year ending March 31, 2005.

The asset allocations for the pension plan at March 31, 2003 and 2004 and target asset allocation for the year ended March 31, 2004 are as follows:

March 31	2003	2004	Target asset allocation
Asset category:			
Equity securities	38%	**32%**	30%
Debt securities	35%	**40%**	45%
Short-term investment	27%	**28%**	25%

The Company's objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump sum benefits at death, and other lump sum benefits to participants and annuitants, etc. in the future. The Funds seeks to achieve the long-term investment returns that exceed the expected interest rate, which is required for plans adopted by NEC Corporation and its subsidiaries.

To achieve the investment objective of the plan assets, the Funds shall strive to select appropriate assets for the eligible investment, establish the asset allocation policy which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of three to five years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.

The company expects to contribute approximately ¥44,000 million ($423,077 thousand) to its pension plans in fiscal year ending March 31, 2005.

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2002, 2003 and 2004 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	2004	2004
Service cost	¥ 65,131	¥ 53,418	**¥ 46,060**	**$ 442,885**
Interest cost	47,107	49,418	**45,829**	**440,663**
Expected return on plan assets	(32,558)	(32,090)	**(27,897)**	**(268,240)**
Amortization of unrecognized prior service cost	(6,113)	(6,112)	**(6,928)**	**(66,615)**
Amortization of actuarial loss	24,955	28,705	**43,960**	**422,692**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	**3,047**	**29,298**
Settlement loss	–	–	**138,063**	**1,327,529**
Net pension and severance cost for all defined benefit plans	¥101,569	¥ 96,386	**¥242,134**	**$2,328,212**

The total cost for all defined benefit and defined contribution plans was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	2004	2004
Net pension and severance cost for all defined benefit plans	¥101,569	¥ 96,386	**¥242,134**	**$2,328,212**
Employees' contributions to the contributory defined benefit pension plans	(16,245)	(11,535)	**(5,726)**	**(55,058)**
Cost for defined contribution plans	3,620	1,064	**1,297**	**12,471**
Total cost for all defined benefit and defined contribution plans	¥ 88,944	¥ 85,915	**¥237,705**	**$2,285,625**

11. INCOME TAXES

The components of income (loss) before income taxes and the provision (benefit) for income taxes comprised the following components:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Income (loss) before income taxes:				
NEC Corporation and domestic subsidiaries	¥(258,858)	¥80,969	**¥163,645**	**$1,573,510**
Foreign subsidiaries	(202,325)	(19,473)	**(3,099)**	**(29,798)**
	¥(461,183)	¥61,496	**¥160,546**	**$1,543,712**
Provision (benefit) for income taxes:				
Current:				
NEC Corporation and domestic subsidiaries	¥ 42,831	¥46,549	**¥ 56,624**	**$ 544,462**
Foreign subsidiaries	1,419	4,477	**6,895**	**66,298**
	44,250	51,026	**63,519**	**610,760**
Deferred:				
NEC Corporation and domestic subsidiaries	(192,870)	148	**22,686**	**218,135**
Foreign subsidiaries	(29,553)	7,540	**(335)**	**(3,221)**
	(222,423)	7,688	**22,351**	**214,914**
	¥(178,173)	¥58,714	**¥ 85,870**	**$ 825,674**

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2002, 2003 and 2004. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate was reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Expected tax provision (benefit)	¥(193,697)	¥25,828	**¥ 67,429**	**$648,356**
Increase (decrease) in taxes resulting from:				
Tax benefit on prior losses of subsidiaries	(15,864)	–	**–**	**–**
Changes in valuation allowance	(5,156)	(6,582)	**10,568**	**101,615**
Non-deductible expenses for tax purposes	1,889	2,168	**2,377**	**22,856**
International tax rate differences	1,402	(3,026)	**(5,604)**	**(53,885)**
Effect of change in statutory tax rate on deferred tax balances	–	16,282	**4,197**	**40,356**
Non-deductible goodwill	6,875	–	**9,132**	**87,808**
Tax on undistributed earnings	12,391	19,874	**7,830**	**75,288**
Other	13,987	4,170	**(10,059)**	**(96,720)**
Income tax provision (benefit)	¥(178,173)	¥58,714	**¥ 85,870**	**$825,674**

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

March 31	In millions of yen 2003	In millions of yen 2004	In thousands of U.S. dollars 2004
Deferred tax assets:			
Intercompany profit between consolidated companies	¥ 17,242	**¥ 20,176**	**$ 194,000**
Investments and advances	186,381	**203,867**	**1,960,260**
Accrued bonus	34,916	**43,336**	**416,692**
Accrued pension and severance costs	257,981	**203,905**	**1,960,625**
Operating lease	18,615	**15,451**	**148,567**
Operating loss carryforwards	135,749	**83,689**	**804,702**
Depreciation	38,678	**43,528**	**418,538**
Other	99,470	**100,438**	**965,751**
	789,032	**714,390**	**6,869,135**
Less — valuation allowance	(20,208)	**(30,940)**	**(297,500)**
Total	¥768,824	**¥683,450**	**$6,571,635**
Deferred tax liabilities:			
Marketable securities	¥ 3,221	**¥ 29,236**	**$ 281,115**
Tax deductible reserve	26,501	**25,282**	**243,096**
Tax on undistributed earnings	18,602	**36,567**	**351,606**
Other	30,722	**39,777**	**382,472**
Total	¥ 79,046	**¥130,862**	**$1,258,289**

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries have filed separate tax returns. For the year ended March 31, 2003, the Company was permitted to and filed a consolidated tax return in Japan. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 were decreases of ¥9,454 million, ¥7,021 million and an increase of ¥10,732 million ($103,192 thousand), respectively. The benefits of operating loss carryforwards for the years ended March 31, 2003 and 2004 were ¥19,432 million and ¥46,846 million ($450,442 thousand), respectively.

At March 31, 2004, the Company had operating loss carryforwards amounting to ¥191,828 million ($1,844,500 thousand) of which ¥81,872 million ($787,231 thousand) relates to domestic companies and will expire during the period from 2005 through 2009. The remainder of ¥109,956 million ($1,057,269 thousand) relates to foreign subsidiaries and, except for ¥57,177 million ($549,779 thousand) with no expiration date, will expire through 2024.

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

12. PREFERRED SECURITIES ISSUED BY A SUBSIDIARY

In December 2001, NEC Business Trust ("NBT") issued 200,000 shares of NEC Trust Originated Preferred Securities ("TOPrS") to the public at an issuance price of ¥485,000 per share, 97% of face value. NBT is a business trust established in the United States of America. NBT invested the proceeds of such issuance into interest-bearing (at a rate equivalent to the TOPrS dividend rate) Unsecured Subordinated Debentures due 2021 of NEC Corporation ("Subordinated Debentures").

Prior to the adoption of Interpretation No. 46, NBT had been consolidated by the Company because the Company owned 100% of the common securities of NBT and accordingly had a controlling interest. The Subordinated Debentures, issued to NBT, were eliminated in consolidation, and TOPrS, issued to outside investors, had been presented as a single line item on the consolidated balance sheet similar to minority interest.

As a result of adopting Interpretation No. 46 on March 31, 2004, the Company deconsolidated NBT because the Company has no variable interest. Accordingly, TOPrS were no longer reflected on the consolidated balance sheet and instead the Subordinated Debentures issued to NBT, were recorded in current portion of long-term debt on the consolidated balance sheet (refer to Note 25).

13. SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Common stock:				
Balance at beginning of year	¥ 244,717	¥ 244,726	**¥ 244,726**	**$ 2,353,135**
Offering of common stock, net	–	–	**93,093**	**895,125**
Conversion of convertible debt	9	–	**–**	**–**
Balance at end of year	¥ 244,726	¥ 244,726	**¥ 337,819**	**$ 3,248,260**
Additional paid-in capital:				
Balance at beginning of year	¥ 361,813	¥ 361,820	**¥ 361,820**	**$ 3,479,038**
Offering of common stock, net	–	–	**93,082**	**895,019**
Stock offering cost, net of tax	–	–	**(791)**	**(7,606)**
Conversion of convertible debt	9	–	**–**	**–**
Stock-based compensation	–	–	**27**	**260**
Gain (Loss) on sale of treasury stock	(2)	–	**196**	**1,885**
Balance at end of year	¥ 361,820	¥ 361,820	**¥ 454,334**	**$ 4,368,596**
Accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ (78,603)	¥(105,437)	**¥(286,417)**	**$(2,754,010)**
Other comprehensive income (loss), net of tax	(26,834)	(180,980)	**136,620**	**1,313,654**
Balance at end of year	¥(105,437)	¥(286,417)	**¥(149,797)**	**$(1,440,356)**
Treasury stock, at cost:				
Balance at beginning of year	¥ (970)	¥ (2,319)	**¥ (3,252)**	**$ (31,269)**
Net change resulting from purchase and sales of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	(816)	(933)	**455**	**4,375**
Purchase of shares for stock option plan	(533)	–	**–**	**–**
Balance at end of year	¥ (2,319)	¥ (3,252)	**¥ (2,797)**	**$ (26,894)**

(1) Common stock and additional paid-in capital

During the year ended March 31, 2004, NEC Corporation completed a global offering of 273,000,000 shares of common stock. The offering price of ¥711 ($6.84) was reduced to an issue price of ¥681.96 ($6.56) and accordingly, the difference between the offering and issue price was recognized as an underwriting fee. The net proceeds from stock offering of ¥186,175 million ($1,790,144 thousand), were allocated ¥93,093 million ($895,125 thousand) to common stock and remaining amount of ¥93,082 million ($895,019 thousand) to additional paid-in capital after the stock offering costs of ¥791 million ($7,606 thousand), net of tax were deducted in accordance with the Japanese Commercial Code.

Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2002 and 2004 were 8,754 shares and 528 shares, respectively.

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

On October 1, 2001, an amendment ("Amendment") to the Japanese Commercial Code became effective. The Amendment eliminated the stated par value of the Company's outstanding shares which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provided that shares issued after September 30, 2001 would have no par value. Before the Amendment, the Company's shares had a par value of ¥50 per share.

Prior to 1985, NEC Corporation made, based on the resolution of the Board of Directors, a free distribution of 233,182,146 shares of common stock to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was ¥258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the Board of Directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2) Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2003 and 2004 was ¥39,046 million ($375,442 thousand).

The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Retained earnings at March 31, 2004 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥61,824 million ($594,462 thousand).

(3) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (6,854)	¥ 6,597	**¥ 2,942**	**$ 28,288**
Change in the current period	13,451	(3,655)	**(18,844)**	**(181,192)**
Balance at end of year	¥ 6,597	¥ 2,942	**¥ (15,902)**	**$ (152,904)**
Minimum pension liability adjustment:				
Balance at beginning of year	¥(112,422)	¥(150,256)	**¥(282,446)**	**$(2,715,827)**
Change in the current period	(37,834)	(132,190)	**116,123**	**1,116,567**
Balance at end of year	¥(150,256)	¥(282,446)	**¥(166,323)**	**$(1,599,260)**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 40,673	¥ 41,136	**¥ (4,081)**	**$ (39,240)**
Change in the current period	463	(45,217)	**38,286**	**368,135**
Balance at end of year	¥ 41,136	¥ (4,081)	**¥ 34,205**	**$ 328,895**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ –	¥ (2,914)	**¥ (2,832)**	**$ (27,231)**
Cumulative effect of accounting change	(3,606)	–	**–**	**–**
Change in the current period	692	82	**1,055**	**10,144**
Balance at end of year	¥ (2,914)	¥ (2,832)	**¥ (1,777)**	**$ (17,087)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ (78,603)	¥(105,437)	**¥(286,417)**	**$(2,754,010)**
Cumulative effect of accounting change	(3,606)	–	**–**	**–**
Change in the current period	(23,228)	(180,980)	**136,620**	**1,313,654**
Balance at end of year	¥(105,437)	¥(286,417)	**¥(149,797)**	**$(1,440,356)**

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	In millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 15,414	¥ –	¥ 15,414
Less — reclassification adjustments for gains realized in net income (loss)	(1,963)	–	(1,963)
Minimum pension liability adjustment	(65,231)	27,397	(37,834)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(62,788)	27,210	(35,578)
Less — reclassification adjustments for losses realized in net income (loss)	62,139	(26,098)	36,041
Unrealized gains (losses) on derivative financial instruments:			
Cumulative effect of accounting change	(6,217)	2,611	(3,606)
Net changes in fair value of derivative financial instruments	(420)	176	(244)
Less — reclassification adjustments for losses realized in net income (loss)	1,613	(677)	936
Other comprehensive income (loss)	¥ (57,453)	¥ 30,619	¥ (26,834)
2003:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (3,992)	¥ –	¥ (3,992)
Less — reclassification adjustments for losses realized in net income (loss)	337	–	337
Minimum pension liability adjustment	(227,913)	95,723	(132,190)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(76,758)	31,692	(45,066)
Less — reclassification adjustments for gains realized in net income (loss)	(260)	109	(151)
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	(1,350)	567	(783)
Less — reclassification adjustments for losses realized in net income (loss)	1,491	(626)	865
Other comprehensive income (loss)	¥(308,445)	¥ 127,465	¥(180,980)
2004:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**¥ (19,750)**	**¥ –**	**¥ (19,750)**
Less — reclassification adjustments for losses realized in net income (loss)	**906**	**–**	**906**
Minimum pension liability adjustment	**190,678**	**(74,555)**	**116,123**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**81,587**	**(33,770)**	**47,817**
Less — reclassification adjustments for gains realized in net income (loss)	**(16,432)**	**6,901**	**(9,531)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**733**	**(308)**	**425**
Less — reclassification adjustments for losses realized in net income (loss)	**1,087**	**(457)**	**630**
Other comprehensive income (loss)	**¥ 238,809**	**¥(102,189)**	**¥ 136,620**

Year ended March 31	In thousands of U.S. dollars Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2004:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**$ (189,904)**	**$ –**	**$ (189,904)**
Less — reclassification adjustments for losses realized in net income (loss)	**8,712**	**–**	**8,712**
Minimum pension liability adjustment	**1,833,442**	**(716,875)**	**1,116,567**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**784,490**	**(324,711)**	**459,779**
Less — reclassification adjustments for gains realized in net income (loss)	**(158,000)**	**66,356**	**(91,644)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**7,048**	**(2,962)**	**4,086**
Less — reclassification adjustments for losses realized in net income (loss)	**10,452**	**(4,394)**	**6,058**
Other comprehensive income (loss)	**$2,296,240**	**$(982,586)**	**$1,313,654**

14. STOCK-BASED COMPENSATION PLAN

(1) NEC Corporation

NEC Corporation has several stock option plans (the "Plans") approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock at the approximate market value at the date of grant. The options were fully vested when granted, and are exercisable over a period of four years commencing two years after the date of grant. The Plans provide that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the Plans are accounted for as variable plans.

During the year ended March 31, 2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the exercise prices of the outstanding stock options were adjusted under terms of the Plans. Under SFAS No. 123, the effects of the adjustments are considered to be modifications of the terms of the outstanding options. Accordingly, the pro forma disclosure in Note 2 includes stock-based compensation cost for the incremental fair value, under SFAS No. 123, resulting from such modifications.

The stock option activity is as follows:

	2002		2003		**2004**		
		Weighted-average exercise price		Weighted-average exercise price		Weighted-average exercise price	
Year ended March 31	Number of shares	In yen	Number of shares	In yen	Number of shares	In yen	In U.S. dollars
Outstanding at beginning of year	301,000	¥3,400	608,000	¥2,630	**966,000**	**¥1,995**	**$19.18**
Granted	307,000	1,876	358,000	916	**313,000**	**793**	**7.63**
Expired	–	–	–	–	**(139,000)**	**3,395**	**32.64**
Adjusted	–	–	–	–	**–**	**(46)**	**(0.45)**
Outstanding at end of year	608,000	¥2,630	966,000	¥1,995	**1,140,000**	**¥1,448**	**$13.92**
Exercisable at end of year	–	–	301,000	3,400	**469,000**	**2,328**	**22.38**

The following table summarizes information for options outstanding and exercisable at March 31, 2004:

Exercise price range	Outstanding				Exercisable		
		Weighted-average remaining contractual life	Weighted-average exercise price			Weighted-average exercise price	
In yen	Number of shares	Years	In yen	In U.S. dollars	Number of shares	In yen	In U.S. dollars
¥ 769 – 999	**671,000**	**4.72**	**¥ 833**	**$ 8.01**	**–**	**¥ –**	**$ –**
1,000 – 1,999	**307,000**	**3.25**	**1,818**	**17.48**	**307,000**	**1,818**	**17.48**
2,000 – 3,294	**162,000**	**2.25**	**3,294**	**31.67**	**162,000**	**3,294**	**31.67**
¥ 769 – 3,294	**1,140,000**	**3.97**	**¥1,448**	**$13.92**	**469,000**	**¥2,328**	**$22.38**

The weighted-average fair value per option at the date of grant during the years ended March 31, 2002, 2003 and 2004 was ¥451, ¥261 and ¥294 ($2.83), respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	2002	2003	**2004**
Risk-free interest rate	0.43%	0.45%	**0.54%**
Expected life	4 years	4 years	**4 years**
Expected volatility	42.60%	47.90%	**50.20%**
Expected dividend	0.56%	0.95%	**0.73%**

(2) NEC Electronics Corporation

NEC Electronics Corporation ("NECEL"), a consolidated subsidiary, has a stock option plan approved by the shareholder under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of NECEL at the approximate market value at the date of grant. The options are vested after two years from the date of grant, and are exercisable over a period of two years.

The stock option activity is as follows:

	2004		
		Weighted-average exercise price	
Year ended March 31	Number of shares	In yen	In U.S. dollars
Outstanding at beginning of year	**–**	**¥ –**	**$ –**
Granted	**316,500**	**8,990**	**86.44**
Forfeited	**(3,000)**	**8,990**	**86.44**
Outstanding at end of year	**313,500**	**¥8,990**	**$86.44**
Exercisable at end of year	**–**	**–**	**–**

The weighted-average remaining contractual life for options outstanding at March 31, 2004 is 3.5 years.

The weighted-average fair value per option at the date of grant during the year ended March 31, 2004 was ¥3,150 ($30.29). The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	**2004**
Risk-free interest rate	**0.56%**
Expected life	**3 years**
Expected volatility	**52.30%**
Expected dividend	**0.22%**

15. NET INCOME (LOSS) PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Income (loss) before cumulative effect of accounting change available to common shareholders	¥(309,425)	¥(24,558)	**¥41,078**	**$394,981**
Effect of dilutive securities:				
Convertible debt	–	–	**1,874**	**18,019**
Diluted income (loss) before cumulative effect of accounting change	¥(309,425)	¥(24,558)	**¥42,952**	**$413,000**
Cumulative effect of accounting change, net of tax	¥ (2,595)	¥ –	**¥ –**	**$ –**
Net income (loss) available to common shareholders	¥(312,020)	¥(24,558)	**¥41,078**	**$394,981**
Effect of dilutive securities:				
Convertible debt	–	–	**1,874**	**18,019**
Diluted net income (loss)	¥(312,020)	¥(24,558)	**¥42,952**	**$413,000**

Year ended March 31	Number of shares 2002	2003	2004
Weighted-average number of shares of common stock outstanding for the year	1,654,131,607	1,653,389,121	**1,735,345,608**
Effect of dilutive securities:			
Convertible debt	–	–	**222,921,899**
Stock options	–	–	**18,016**
Weighted-average number of shares of diluted common stock outstanding for the year	1,654,131,607	1,653,389,121	**1,958,285,523**

Year ended March 31	In yen 2002	2003	2004	In U.S. dollars 2004
Per share:				
Basic:				
Income (loss) before cumulative effect of accounting change	¥(187.06)	¥(14.85)	**¥23.67**	**$0.23**
Cumulative effect of accounting change, net of tax	(1.57)	–	–	–
Net income (loss)	(188.63)	(14.85)	**23.67**	**0.23**
Diluted:				
Income (loss) before cumulative effect of accounting change	(187.06)	(14.85)	**21.93**	**0.21**
Cumulative effect of accounting change, net of tax	(1.57)	–	–	–
Net income (loss)	(188.63)	(14.85)	**21.93**	**0.21**

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

Year ended March 31	Number of shares 2002	2003	2004
Convertible debt	220,562,540	220,562,540	–
Stock options	608,000	966,000	**827,000**

16. FINANCIAL INSTRUMENTS

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 5. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

	In millions of yen				In thousands of U.S. dollars	
	2003		2004		2004	
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term receivables, trade	¥ 33,073	¥ 33,519	**¥ 9,843**	**¥ 10,323**	**$ 94,644**	**$ 99,260**
Long-term loans	35,496	36,080	**24,628**	**24,627**	**236,808**	**236,798**
Long-term debt, including current portion and excluding capital lease obligations	(1,222,991)	(1,230,554)	**(1,027,485)**	**(1,050,976)**	**(9,879,663)**	**(10,105,538)**
Derivatives:						
Forward exchange contracts	(458)	(458)	**916**	**916**	**8,808**	**8,808**
Interest rate and currency swap agreements	(10,479)	(10,479)	**(9,598)**	**(9,598)**	**(92,288)**	**(92,288)**
Currency option contracts:						
Written	–	–	**(86)**	**(86)**	**(827)**	**(827)**
Purchased	–	–	**955**	**955**	**9,183**	**9,183**

The fair value of financial instruments at March 31, 2003 and 2004 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances—other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances—other, with an aggregate carrying amount of ¥ 121,410 million and ¥112,223 million ($1,079,067 thousand) at March 31, 2003 and 2004, respectively, consisted of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows, and the fair value of currency option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements and currency option contracts together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 4 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 5 years. Approximately 10% of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2004.

At March 31, 2004, the Company expects to reclassify ¥563 million ($5,413 thousand) of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating-rate debt.

For the years ended March 31, 2003 and 2004, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

17. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company's ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests.

Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2002, 2003 and 2004, the Company has recorded losses of ¥871 million, ¥465 million and ¥924 million ($8,885 thousand) related to the securitization transactions. Fair value of retained interests at March 31, 2004 is ¥36,440 million ($350,385 thousand), and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2004 were principally 0.0% to 0.5% and 0.34 % to 3.30%, respectively.

At March 31, 2004, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2002, 2003 and 2004 was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Proceeds from new securitization	¥1,467,985	¥1,485,588	**¥1,425,043**	**$13,702,337**
Cash flows received on retained interests	240,355	433,638	**467,893**	**4,498,971**

The components of securitized financial assets and other assets managed together at March 31, 2003 and 2004 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2003	**2004**	**2004**
Notes and accounts receivable, trade	¥ 971,605	**¥ 993,289**	**$ 9,550,856**
Less—assets securitized	(117,069)	**(127,365)**	**(1,224,663)**
Assets held in portfolio	¥ 854,536	**¥ 865,924**	**$ 8,326,193**

At March 31, 2003 and 2004, delinquent amounts from notes and accounts receivable, trade including assets securitized, and net credit losses were insignificant.

18. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses were ¥333,632 million, ¥296,241 million and ¥256,668 million ($2,467,962 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

19. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥27,709 million, ¥24,310 million and ¥23,452 million ($225,500 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

20. STOCK ISSUANCES BY SUBSIDIARIES

NEC Mobiling, Ltd. ("Mobiling"), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of common stock at ¥1,692 per share to third parties in a public offering on February 22, 2002, receiving total consideration of ¥3,807 million. At the same time, the Company sold 2,250,000 shares of Mobiling's common stock to third parties at the same price through the market, and recognized a gain of ¥1,828 million on this transaction. As a result of Mobiling's public offering, the Company's ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of common stock sold by Mobiling was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by ¥1,226 million and recognized a gain for that amount. The Company provided a deferred tax of ¥515 million on such gain.

Certain other consolidated subsidiaries issued new shares of common stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of ¥5,864 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiaries was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by ¥3,699 million and recognized gains for that amount. The Company provided deferred tax of ¥1,516 million on such gains.

NEC Fielding, Ltd. ("Fielding"), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at ¥4,256 per share to third parties in a public offering on September 18, 2002, receiving total consideration of ¥15,747 million. At the same time, the Company sold 3,700,000 shares of Fielding's common stock to third parties at the same price through the market, and recognized a gain of ¥12,441 million on this transaction. As a result of Fielding's public offering, the Company's ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Fielding by ¥8,349 million and recognized a gain for that amount. The Company provided a deferred tax of ¥3,381 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of ¥2,176 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥1,346 million and recognized a gain for that amount. The Company provided deferred tax of ¥545 million on such gain.

NEC Electronics Corporation ("NECEL"), a consolidated subsidiary which researches, develops, manufactures, and sells semiconductors (except general purpose DRAM), sold 23,500,000 shares of common stock at ¥3,990 per share ($38.37 per share) to third parties in a public offering on July 24, 2003 receiving total consideration of ¥93,765 million ($901,587 thousand). At the same time, the Company sold 13,500,000 shares of NECEL's common stock to third parties at the same price through the market, and recognized a gain of ¥16,122 million ($155,019 thousand) on this transaction. As a result of NECEL's public offering, the Company's ownership interest in NECEL decreased from 100.00% to 70.04%. However, because the issuance price per share of common stock sold by NECEL was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECEL by ¥20,618 million ($198,250 thousand) and recognized a gain for that amount. The Company provided deferred tax of ¥8,350 million ($80,288 thousand) on such gain.

NEC System Technology Ltd. ("NECST"), a consolidated subsidiary which develops software, sold 3,500,000 shares of common stock at ¥3,780 per share ($36.35 per share) to third parties in a public offering on September 12, 2003, receiving total consideration of ¥13,230 million ($127,212 thousand). At the same time, the Company sold 3,680,000 shares of NECST's common stock to third parties at the same price through the market, and recognized a gain of ¥10,313 million ($99,163 thousand) on this transaction. As a result of NECST's public offering, the Company's ownership interest in NECST decreased from 95.34% to 66.67%. However, because the issuance price per share of common stock sold by NECST was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECST by ¥6,658 million ($64,019 thousand) and recognized a gain for that amount. The Company provided deferred tax of ¥2,697 million ($25,933 thousand) on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2004, receiving aggregate consideration of ¥1,025 million ($9,856 thousand). As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥97 million ($933 thousand) and recognized a gain for that amount. The Company provided deferred tax of ¥41 million ($394 thousand) on such gain.

21. OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 2002, 2003 and 2004 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Interest, gain on securities sold, dividends and other:				
Interest and dividend income	¥ 15,754	¥ 18,396	**¥ 15,987**	**$ 153,721**
Gain on sale of investments in securities	32,900	68,619	**27,727**	**266,606**
Gain on sale of property, plant and equipment	12,063	9,346	**25,925**	**249,279**
Other	42,920	35,100	**26,868**	**258,346**
	¥103,637	¥131,461	**¥ 96,507**	**$ 927,952**
Other expenses:				
Net foreign exchange loss	¥ 11,132	¥ 14,359	**¥ 15,611**	**$ 150,106**
Restructuring charges	285,914	55,407	**17,162**	**165,019**
Amortization of goodwill	8,360	–	**–**	**–**
Loss on sale or disposal of property, plant and equipment	17,423	17,059	**18,656**	**179,385**
Loss on sale or impairment of marketable securities and other investments	85,640	35,208	**13,549**	**130,279**
Other	60,909	60,739	**56,951**	**547,605**
	¥469,378	¥182,772	**¥121,929**	**$1,172,394**

Impairment losses of marketable securities, included in loss on sale or impairment of marketable securities and other investments, for the years ended March 31, 2002, 2003 and 2004 were ¥56,547 million, ¥27,474 million and ¥1,203 million ($11,567 thousand), respectively.

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of IT Solutions business, Network Solutions business and Electron Devices business. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of the above restructuring, the Company incurred a restructuring charge of ¥285,914 million for fiscal 2002. The restructuring charge consisted of losses of ¥202,940 million on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of ¥46,686 million for the reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of ¥36,288 million. The impairment loss for buildings and machinery and equipment was ¥108,778 million, and the impairment loss for intangible assets was ¥10,488 million. Prior to March 31, 2002, the Company had paid personnel costs of ¥43,752 million. At March 31, 2002, unpaid termination benefits approximated ¥2,934 million.

During the year ended March 31, 2003, the Company implemented restructuring activities including workforce reductions and rationalization of production facilities in IT Solutions business, Network Solutions business and Electron Devices business. As a result, the Company incurred restructuring charges of ¥55,407 million. These charges primarily consisted of loss on disposal and write-down of assets of ¥23,435 million, personnel costs of ¥19,481 million for reduction of approximately 5,400 employees, which excludes employees who left through normal attrition, and others of ¥12,491 million. Prior to March 31, 2003, the Company had paid personnel costs of ¥19,052 million. At March 31, 2003, unpaid termination benefits approximated ¥429 million.

During the year ended March 31, 2004, the Company implemented restructuring activities in the area of systems integration, computer platforms, broadband, mobile, and others. The area of computer platforms and others primarily implemented workforce reductions. The area of systems integration and broadband primarily implemented disposal of facilities. The area of mobile primarily implemented workforce reductions and disposal of facilities. As a result, the Company incurred a restructuring charge of ¥17,162 million ($165,019 thousand). The charge consisted of losses on disposal and write-down of assets of ¥6,691 million ($64,337 thousand), personnel costs of ¥7,302 million ($70,212 thousand) for the reduction of approximately 1,000 employees, which excludes employees who left through normal attrition, and others of ¥3,169 million ($30,470 thousand). The charge for the IT Solutions business consisted of losses on disposal and write-down of assets of ¥2,535 million ($24,375 thousand), personnel costs of ¥1,520 million ($14,615 thousand) for the reduction of employees, and others of ¥638 million ($6,134 thousand). The charge for the Network Solutions business consisted of losses on disposal and write-down of assets of ¥4,156 million ($39,962 thousand), personnel costs of ¥2,393 million ($23,010 thousand) for the reduction of employees, and others of ¥2,531 million ($24,336 thousand). The charge for the Others primarily consisted of personnel costs of ¥3,389 million ($32,587 thousand) for the reduction of employees. Most of these restructuring activities were completed in the year ended March 31, 2004 and a part of the activities are expected to complete in the year ending March 31, 2005. Prior to March 31, 2004, the Company had paid personnel costs of ¥6,789 million ($65,279 thousand) and other costs of ¥2,639 million ($25,375 thousand). At March 31, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥1,472 million ($14,154 thousand).

22. LEASING ARRANGEMENTS

(1) Equipment leasing

The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases and has agreed to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

The cost of equipment under operating leases at March 31, 2003 and 2004 was ¥41,389 million and ¥35,256 million ($339,000 thousand), respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2003 and 2004 was ¥32,784 million and ¥26,522 million ($255,019 thousand), respectively.

For the year ended March 31, 2002, the Company had lease transactions as a lessor for equipment under finance and operating lease arrangements with terms principally from 3 to 6 years.

Future minimum lease payments from non-cancelable operating leases at March 31, 2004 are ¥2,566 million ($24,673 thousand) and ¥239 million ($2,298 thousand) for the years ending March 31, 2005 and 2006, respectively.

(2) Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥75,432 million and ¥78,897 million ($758,625 thousand) at March 31, 2003 and 2004, respectively. Accumulated depreciation of the leased assets at March 31, 2003 and 2004 was ¥29,881 million and ¥47,877 million ($460,356 thousand), respectively. At March 31, 2004, approximately 50% of the capital lease transactions were with NEL.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2004:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2005	¥ 15,956	$ 153,423
2006	13,102	125,981
2007	9,500	91,346
2008	6,290	60,481
2009	1,315	12,644
2010 and thereafter	2,118	20,365
Total minimum lease payments	48,281	464,240
Less — amount representing interest	(2,799)	(26,913)
Present value of net minimum lease payments	45,482	437,327
Less — current obligation	(13,991)	(134,529)
Long-term lease obligation	¥ 31,491	$ 302,798

During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for ¥22,582 million, and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases.

Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥111,975 million, ¥130,151 million and ¥142,334 million ($1,368,596 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

Future minimum rental payments are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2005	¥33,255	$319,760
2006	24,767	238,144
2007	13,441	129,240
2008	9,104	87,538
2009	8,170	78,558
2010 and thereafter	44,746	430,250

23. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment are ¥55,721 million ($535,779 thousand).

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at March 31, 2004 were summarized as follows:

	Maximum potential future payments		Term	Collateral	
	In millions of yen	In thousands of U.S. dollars	Years	In millions of yen	In thousands of U.S. dollars
Affiliated company bank loans	¥29,877	$287,279	1 – 9	¥ –	$ –
Employee mortgage loans	25,926	249,288	1 – 20	–	–
Customer financial arrangements	26,065	250,625	1 – 10	6,485	62,356
Lease—residual value guarantees	10,413	100,125	1 – 7	–	–
Other	5,600	53,846	5	–	–

The Company's guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2004 would not have a material effect on the Company's financial position or results of operation.

24. SEGMENT INFORMATION

(1) Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration including outsourcing, software such as operating systems and middleware, computer platforms such as servers, workstations and storage systems, and personal solutions such as personal computers and Internet services "BIGLOBE." Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation ("3G") mobile communications systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, IP switches and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs and plasma display panels, and electronic components such as capacitors and relays. Included under Others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

In March 2003, the Company sold a part of its interest in NEC Leasing Ltd. ("NEL"), resulting in its deconsolidation. Operating results for NEL which has been a separate reportable segment are shown through the date of disposition.

a. Sales

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2002	2003	**2004**	**2004**
Sales:				
IT Solutions business:				
External customers	¥2,053,510	¥1,911,304	**¥1,925,223**	**$18,511,760**
Intersegment	155,583	171,320	**173,669**	**1,669,894**
Total	2,209,093	2,082,624	**2,098,892**	**20,181,654**
Network Solutions business:				
External customers	1,866,654	1,473,225	**1,678,955**	**16,143,798**
Intersegment	90,515	103,108	**96,769**	**930,471**
Total	1,957,169	1,576,333	**1,775,724**	**17,074,269**
Electron Devices business:				
External customers	694,587	842,484	**829,958**	**7,980,365**
Intersegment	148,291	94,235	**102,215**	**982,837**
Total	842,878	936,719	**932,173**	**8,963,202**
Others:				
External customers	423,932	437,245	**472,685**	**4,545,048**
Intersegment	210,846	224,449	**207,200**	**1,992,308**
Total	634,778	661,694	**679,885**	**6,537,356**
Eliminations	(589,132)	(579,867)	**(579,853)**	**(5,575,510)**
Electronics business total	5,054,786	4,677,503	**4,906,821**	**47,180,971**
Leasing business:				
External customers	62,339	30,777	**–**	**–**
Intersegment	9,420	7,445	**–**	**–**
Total	71,759	38,222	**–**	**–**
Eliminations	(25,523)	(20,690)	**–**	**–**
Consolidated total	¥5,101,022	¥4,695,035	**¥4,906,821**	**$47,180,971**

b. Segment profit or loss

Year ended March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Segment profit (loss):				
IT Solutions business	¥ 75,390	¥ 105,815	**¥ 91,782**	**$ 882,519**
Network Solutions business	53,447	34,284	**67,869**	**652,587**
Electron Devices business	(148,159)	(2,282)	**54,287**	**521,990**
Others	2,988	14,838	**10,711**	**102,991**
Total	(16,334)	152,655	**224,649**	**2,160,087**
Eliminations	(3,357)	156	**(1,559)**	**(14,990)**
Unallocated corporate expenses	(39,750)	(38,486)	**(40,392)**	**(388,386)**
Electronics business total	(59,441)	114,325	**182,698**	**1,756,711**
Leasing business	6,306	8,154	**–**	**–**
Eliminations	(2,387)	(1,590)	**–**	**–**
	(55,522)	120,889	**182,698**	**1,756,711**
Other income	110,390	153,597	**150,315**	**1,445,337**
Other expenses	(516,051)	(212,990)	**(172,467)**	**(1,658,336)**
Consolidated income (loss) before income taxes	¥(461,183)	¥ 61,496	**¥ 160,546**	**$ 1,543,712**

c. Assets

March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Total assets:				
IT Solutions business	¥1,031,523	¥ 989,385	**¥ 957,492**	**$ 9,206,654**
Network Solutions business	1,181,781	1,011,997	**1,015,899**	**9,768,260**
Electron Devices business	1,046,265	1,109,312	**1,089,228**	**10,473,346**
Others	779,106	667,675	**587,753**	**5,651,471**
Total	4,038,675	3,778,369	**3,650,372**	**35,099,731**
Eliminations	(233,477)	(241,212)	**(183,418)**	**(1,763,635)**
Corporate assets	658,673	566,143	**577,388**	**5,551,808**
Electronics business total	4,463,871	4,103,300	**4,044,342**	**38,887,904**
Leasing business	662,143	–	**–**	**–**
Eliminations	(115,131)	–	**–**	**–**
Consolidated total	¥5,010,883	¥4,103,300	**¥4,044,342**	**$38,887,904**

Others at March 31, 2002 include the investment in NEL accounted for by the equity method, although NEL was consolidated as of March 31, 2002.

d. Other significant items

Year ended March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Depreciation:				
IT Solutions business	¥ 32,719	¥ 33,195	**¥ 30,322**	**$ 291,558**
Network Solutions business	35,760	30,675	**26,217**	**252,087**
Electron Devices business	135,737	107,983	**93,948**	**903,346**
Others	11,390	8,503	**15,134**	**145,519**
Total	215,606	180,356	**165,621**	**1,592,510**
Corporate	17,526	14,168	**13,093**	**125,894**
Electronics business total	233,132	194,524	**178,714**	**1,718,404**
Leasing business	1,606	1,070	**–**	**–**
Consolidated total	¥234,738	¥195,594	**¥178,714**	**$1,718,404**
Capital expenditures for segment assets:				
IT Solutions business	¥ 34,576	¥ 26,754	**¥ 10,077**	**$ 96,894**
Network Solutions business	46,689	13,735	**12,128**	**116,615**
Electron Devices business	96,558	111,447	**124,176**	**1,194,000**
Others	6,726	15,691	**22,047**	**211,991**
Total	184,549	167,627	**168,428**	**1,619,500**
Corporate	13,953	10,807	**5,529**	**53,163**
Electronics business total	198,502	178,434	**173,957**	**1,672,663**
Leasing business	1,565	300	**–**	**–**
Consolidated total	¥200,067	¥178,734	**¥173,957**	**$1,672,663**

Intersegment transfers are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment. Corporate assets consist primarily of cash and cash equivalents, buildings and deferred tax assets maintained for general corporate purposes. The capital expenditures represent the additions to property, plant and equipment of each segment.

(2) Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2002, 2003 and 2004 and long-lived assets at March 31, 2002, 2003 and 2004 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

Year ended March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Net sales:				
Japan	¥4,230,278	¥3,879,454	**¥3,889,854**	**$37,402,442**
All foreign countries	870,744	815,581	**1,016,967**	**9,778,529**
Total	¥5,101,022	¥4,695,035	**¥4,906,821**	**$47,180,971**
Geographic profit (loss):				
Japan	¥ (16,854)	¥ 118,277	**¥ 169,773**	**$ 1,632,433**
All foreign countries	(38,668)	2,612	**12,925**	**124,278**
Total	¥ (55,522)	¥ 120,889	**¥ 182,698**	**$ 1,756,711**

March 31	In millions of yen 2002	2003	2004	In thousands of U.S. dollars 2004
Long-lived assets:				
Japan	¥1,132,400	¥1,014,995	**¥ 964,221**	**$9,271,356**
All foreign countries	113,854	90,488	**63,916**	**614,577**
Total	¥1,246,254	¥1,105,483	**¥1,028,137**	**$9,885,933**

There are no sales or long-lived assets in foreign countries which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3) Major customers

Sales to one customer accounted for approximately 16.0%, 13.9% and 16.3% of consolidated sales for the years ended March 31, 2002, 2003 and 2004, respectively.

25. SUBSEQUENT EVENTS

On May 27, 2004, NECEL issued convertible bonds of ¥110,000,000,000 (the "Bonds") including an additional ¥10,000,000,000 principal amount pursuant to the over-allotment option, at an offer price of 102.5%. The Bonds were issued in denomination of ¥10,000,000 with a stock acquisition right exercisable on and after June 10, 2004 up to May 24, 2011. The initial conversion price is ¥9,860 ($94.81) per share, subject to adjustment in certain events such as a stock split or consolidation of stock.

As a result of the resolution at a meeting of the Board of Directors on April 22, 2004, the Company redeemed in whole its Unsecured Subordinated Debentures due 2021 on June 21, 2004 in accordance with the terms and conditions thereof. The redemption price was ¥100,001 million ($961,548 thousand) and dividends of ¥1,271 million ($12,221 thousand) were paid to the redemption date.

The shareholders, at June 22, 2004 Ordinary General Meeting of Shareholders, approved the payment of a cash dividend of ¥3 ($0.03) per share, aggregating ¥5,781 million ($55,587 thousand), for the year ended March 31, 2004, which has been reflected in the consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG

■ ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O Box 1196, Tokyo 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2003 the Company changed its method of accounting for goodwill and, in fiscal 2004, the Company changed its method of accounting for consolidation of variable interest entities.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

April 27, 2004, except for Note 25, as to which the date is June 22, 2004

INVESTOR INFORMATION

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Japan toll free: 0120-175-417
Other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listings and Quotations
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. Overseas listings are on the SWX Swiss Exchange (in the form of Swiss Bearer Depositary Receipts), the Frankfurt Stock Exchange (in the form of a Global Bearer Certificate), the London Stock Exchange, and Euronext Amsterdam N.V. American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2293
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio: 1 ADR=1 ordinary share

Depositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
UBS AG
P.O. Box 8098, Zurich, Switzerland

Sponsoring Bank for Global Bearer Certificate (GBC)
Deutsche Bank A.G.
Taunusanlage 12, 60325 Frankfurt am Main, Germany

Composition of Shareholders
(Percentage of shares (%))
(As of March 31, 2004)



Foreign Investors 36.23%
Japanese Individuals and Others 28.07%
Securities Companies 1.78%
Other Corporations 4.48%

Stock Price Range on the Tokyo Stock Exchange



(Yen)
4,000
3,000
2,000
1,000
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2000 2001 2002 2003 2004

(Year ended March 31)

ADR Price Range (NASDAQ)



(U.S. dollars)
1 ADR=5 shares
1 ADR=1 share
160
120
80
40
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2000 2001 *2002 2003 2004
(U.S. dollars)
20
15
10
5
0
I II III IV I II III IV I II III IV
2002 2003 2004

* Ratio Change: May 25, 2001
(Year ended March 31)

CORPORATE OVERVIEW

Company name	NEC Corporation
Address	7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
Established	July 17, 1899
Chairman of the Board	Hajime Sasaki
President	Akinobu Kanasugi
Capital	¥337.8 billion (As of March 31, 2004)
Shares of common stock issued	1,929,268,717 shares (As of March 31, 2004)
Consolidated net sales	¥4,906.8 billion (Year ended March 31, 2004)
Business segments	IT Solutions business Network Solutions business Electron Devices business
Number of employees	NEC Corporation and consolidated subsidiaries 143,393 (As of March 31, 2004)

Organization chart
(As of April 1, 2004)



Board of Directors
President
Corporate Auditors
Corporate Auditors Office
Corporate Auditing Bureau
Marketing Unit
R&D Unit
Corporate Staff
Domestic Sales Business Unit
Industrial Solutions Business Unit
Broadband Solutions Business Unit
Social Infrastructure Solutions Business Unit
Systems Services Business Unit
Mission Critical Systems Business Unit
Software Business Unit
Computers Platform Business Unit
Network Platform Business Unit
Mobile Business Unit
Personal Solutions Business Unit

TRADEMARKS
- NEC is a registered trademark of NEC Corporation in Japan and other countries.
- Empowered by Innovation, BIGLOBE, VALUMO and NanoBridge are trademarks of NEC Corporation in Japan and other countries.
- BankingWeb21 and Innovation Center for New Business Creation are trademarks of NEC Corporation in Japan.
- All other names may be trademarks of their respective owners.

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en

FSC

30% Minimum

At least 30% of the fibre used in the manufacturing process of this product comes from well-managed forest independently certified according to the rules of the Forest Stewardship Council.

SA-COC-1196

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This annual report is printed using environmentally friendly soybean oil ink.

ISSN 0910-0229

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